Exhibit 99.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO CI FINANCIAL CORP. IF PUBLICLY DISCLOSED. INFORMATION THAT HAS BEEN OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[REDACTED: ]”.

Execution Version

SECOND AMENDMENT TO

CREDIT AGREEMENT

THIS AGREEMENT made as of the 7th day of November, 2022.

B E T W E E N:

THE TORONTO-DOMINION BANK, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the “Administrative Agent”)

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THE TORONTO-DOMINION BANK, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA AND THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO FROM TIME TO TIME

(herein called the “Lenders”)

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CI FINANCIAL CORP.

(the “Borrower”)

WHEREAS the parties hereto entered into a credit agreement made as of May 27, 2021 (as amended by a first amending agreement dated May 27, 2022, the “Existing Credit Agreement”);

AND WHEREAS the parties have agreed to amend the Existing Credit Agreement pursuant to this Agreement (as so amended, the “Credit Agreement”);

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

1.1         Capitalized Terms. All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement.

ARTICLE 2

AMENDMENTS TO CREDIT AGREEMENT

2.1         General Rule. Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2         Amendment of the Credit Agreement. Subject to the satisfaction (or waiver) of the conditions set forth in Article 4 hereof, the Credit Agreement, effective as of the date hereof, is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold underlined text (indicated textually in the same manner in the following example: underlined text) as set forth on the pages of the Credit Agreement and all schedules thereto and attached hereto as Exhibit A.

ARTICLE 3

AMENDMENT FEE

3.1         Amendment Fee. In consideration for the amendments contemplated hereby, the Borrower agrees to pay the Administrative Agent, for the rateable benefit of the Lenders, an amendment fee (the “Amendment Fee”) in a total aggregate amount of $681,397. The Amendment Fee shall be fully-earned when due and is non-refundable.

ARTICLE 4

CONDITIONS

4.1         Conditions Precedent to Effectiveness of this Agreement. This Agreement shall become effective upon the following conditions precedent having been satisfied:

(a)	the Administrative Agent shall have received a duly executed original (or facsimile or pdf copy) of this Agreement signed by each party hereto;

(b)	the Lenders shall have received the requisite information to identify the Borrower under the applicable AML Legislation;

(c)	the Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent, a compliance certificate certified by a senior financial officer of the Borrower evidencing, on a pro forma basis, compliance with Section 11.1(m) of the Credit Agreement immediately following the effectiveness of this Agreement; and

(d)	the Borrower shall have paid or have made satisfactory arrangements with the Administrative Agent to pay, all fees owing to the Administrative Agent and/or the Lenders in connection with this Agreement.

ARTICLE 5

MISCELLANEOUS

5.1	Acknowledgment and Confirmation. The Borrower hereby:

(a)	ratifies, confirms and agrees that the Credit Documents to which it is a party and its obligations thereunder shall be unaffected by the amendment of the Existing Credit Agreement pursuant to the terms of this Agreement, shall continue to be in full force and effect notwithstanding the amendment of the Existing Credit Agreement pursuant to the terms of this Agreement and that such Credit Documents shall continue to be binding upon it; and

(b)	confirms and agrees that the execution and delivery and effectiveness of this Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Credit Parties arising under, by reason of or otherwise in respect of this Agreement or any of the Credit Documents or obligations created hereunder or thereunder and to which it is a party.

5.2         No Default or Event of Default. No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to this Agreement.

5.3         Representations and Warranties. Each of the representations and warranties set forth in Section 10.1 of the Credit Agreement are true, accurate and complete in all material respects as if they were made on the date of execution and delivery hereof of this Agreement.

5.4         Future References to the Credit Agreement. On and after the date of this Agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, and all Credit Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

5.5         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.6         Enurement. This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and committed assigns.

5.7         Further Assurances. The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this Agreement and to each and every provision hereof.

5.8         Entire Agreement. This Agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, commitment letters, fee letters, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

5.9         Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement. Delivery by facsimile, electronic mail (by pdf) or other electronic means of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first above written.

BORROWER:

CI FINANCIAL CORP.

By:	(Signed) “Amit Muni”
Name: Amit Muni
Title: CFO

Second Amending Agreement

CREDIT PARTIES:

THE TORONTO-DOMINION BANK, as Administrative Agent

By:	(Signed) “Emilia Casado”
Name: Emilia Casado
Title: Vice President, Loan Syndications – Agency

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

By:	(Signed) “Andrew MacLellan”
Name: Andrew MacLellan
Title: Associate Vice President Commercial National Accounts

By:	(Signed) “Bryce Balcom”
Name: Bryce Balcom
Title: Director
Commercial National Accounts

Second Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(Signed) “Kezia Burke”
Name: Kezia Burke
Title: Executive Director

By:	(Signed) “Kevin Burnett”
Name: Kevin Burnett
Title: Director

Second Amending Agreement

NATIONAL BANK OF CANADA, as Lender

By:	(Signed) “Raj Khanna”
Name: Raj Khanna
Title: Managing Director

By:	(Signed) “David Torrey”
Name: David Torrey
Title: Managing Director

Second Amending Agreement

EXHIBIT A

CREDIT AGREEMENT

(See Attached)

Second Amending Agreement

Execution Version

CI FINANCIAL CORP.

as Borrower

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THE TORONTO-DOMINION BANK AND CANADIAN IMPERIAL BANK OF COMMERCE

as Co-Lead Arrangers and Joint Bookrunners

- and –

THE TORONTO-DOMINION BANK

as Administrative Agent

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THE TORONTO-DOMINION BANK, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA AND SUCH OTHER FINANCIAL INSTITUTIONS PARTY HERETO FROM TIME TO TIME

as Lenders

CREDIT AGREEMENT

Dated as of May 27, 2021

Fasken Martineau DuMoulin LLP

Toronto, Ontario

~~Execution Version~~

TABLE OF CONTENTS

Page
~~Contents~~

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1.2	Other Usages	~~24~~31
1.3	Plural and Singular	~~24~~31
1.4	Headings	~~24~~31
1.5	Currency	~~24~~31
1.6	Applicable Law	~~24~~31
1.7	Time of the Essence	~~24~~32
1.8	Non-Banking Days	~~24~~32
1.9	Consents and Approvals	~~25~~32
1.10	Schedules	~~25~~32
1.11	Extension of Credit	~~25~~32
1.12	Rule of Construction	~~25~~32
1.13	Accounting Terms – GAAP; Calculations, Computations, Changes in Accounting Policies	~~25~~32
1.14	Successors and Permitted Assigns of Parties	~~26~~33
1.15	Paramountcy	~~26~~33
1.16	Amount of Credit	~~26~~33

ARTICLE 2 RT FACILITY		~~26~~34

2.1	Establishment of RT Facility	~~26~~34
2.2	Lenders’ Commitments	~~27~~34
2.3	Reduction of RT Credit Limit	~~27~~34
2.4	Termination of RT Facility	~~27~~35
2.5	Credit Restrictions	~~28~~35
2.6	Accordion Feature	~~28~~35

ARTICLE 3 GENERAL PROVISIONS RELATING TO CREDITS		~~29~~37

3.1	Types of Credit Availments	~~29~~37
3.2	Funding of Loans	~~30~~37
3.3	Failure or Declination of Lender to Fund Loan	~~30~~38
3.4	Funding of Bankers’ Acceptances	~~31~~38
3.5	BA Equivalent Loans	~~34~~42
3.6	Timing of Credit Availments	~~35~~42
3.7	Time and Place of Payments	~~35~~43
3.8	Remittance of Payments	~~35~~43
3.9	Evidence of Indebtedness	~~36~~43
3.10	Notice Periods	~~36~~44

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3.11	Swingline Loans	~~36~~44
3.12	General Provisions Relating to All Letters	~~38~~46
3.13	Inability to Fund U.S. Dollar Advances in Canada	~~41~~49

ARTICLE 4 DRAWDOWNS		~~42~~50

4.1	Drawdown Notice	~~42~~50
4.2	Subsidiary Reimbursement Covenant	~~43~~51

ARTICLE 5 ROLLOVERS		~~43~~51

5.1	~~LIBOR~~Term Benchmark Loans and BA Equivalent Loans	~~43~~51
5.2	Bankers’ Acceptances	~~43~~51
5.3	Rollover Notice	~~43~~51
5.4	Rollover by Lenders	~~44~~52

ARTICLE 6 CONVERSIONS		~~44~~52

6.1	Converting Loan to Other Type of Loan	~~44~~52
6.2	Converting Loan to Bankers’ Acceptances	~~44~~52
6.3	Converting Bankers’ Acceptances to Loan	~~45~~53
6.4	Conversion Notice	~~45~~53
6.5	Absence of Notice	~~45~~54
6.6	Conversion by Lenders	~~46~~54
6.7	Currency of Conversions	~~46~~54

ARTICLE 7 INTEREST AND FEES		~~46~~54

7.1	Interest Rates	~~46~~54
7.2	Calculation and Payment of Interest	~~46~~55
7.3	General Interest Rules	~~47~~55
7.4	Selection of Interest Periods	~~48~~56
7.5	Standby Fee	~~48~~56
7.6	BA Acceptance Fees	~~48~~57
7.7	Letter Fees	~~48~~57
7.8	Interest and Fee Adjustment	~~49~~57
~~7.9~~	~~LIBOR Replacement Setting~~	~~49~~
7.10	Illegality	61
7.11	CDOR Discontinuation	61
7.12	Rates	63

ARTICLE 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		~~54~~66

8.1	Conditions of Credit	~~54~~66
8.2	Change of Circumstances	~~54~~66
8.3	Replacement of Lenders	~~55~~68
8.4	Indemnity Relating to Credits	~~58~~70
8.5	Indemnity for Transactional and Environmental Liability	~~58~~71
8.6	Gross-Up for Taxes	~~59~~72

ARTICLE 9 REPAYMENTS AND PREPAYMENTS		~~62~~75

9.1	Repayment of RT Facility	~~62~~75
9.2	Repayment of Credit Excess	~~62~~75

- iii -

9.3	Mandatory Repayment	75
~~9.3~~9.4	Voluntary Prepayments	~~62~~75
~~9.4~~9.5	Prepayment Notice	~~63~~76
~~9.5~~9.6	Reimbursement or Conversion on Presentation of Letters	~~63~~76
~~9.6~~9.7	Letters Subject to an Order; Scheduled Maturity of Letters	~~64~~77
~~9.7~~9.8	Reimbursement Obligation for Maturing Bankers’ Acceptances	~~64~~77
~~9.8~~9.9	Currency of Repayment	~~65~~78

ARTICLE 10 REPRESENTATIONS AND WARRANTIES		~~65~~78

10.1	Representations and Warranties	~~65~~78
10.2	Survival of Representations and Warranties	~~68~~81

ARTICLE 11 COVENANTS		~~68~~81

11.1	Affirmative Covenants	~~68~~81
11.2	Restrictive Covenants	~~73~~86
11.3	Performance of Covenants by Administrative Agent	~~74~~88

ARTICLE 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		~~75~~88

12.1	Conditions Precedent to All Credit	~~75~~88
12.2	Conditions Precedent to Effectiveness of Credit Agreement	~~75~~89
12.3	Waiver	~~77~~90
12.4	Termination of Existing Credit Agreement and Deemed Outstandings	~~77~~90

ARTICLE 13 DEFAULT AND REMEDIES		~~77~~91

13.1	Events of Default	~~77~~91
13.2	Bankers’ Acceptances	~~79~~93
13.3	Letters	~~79~~93
13.4	Refund of Overpayments	~~80~~93
13.5	Remedies Cumulative	~~80~~94
13.6	Set-Off	~~81~~94

ARTICLE 14 THE ADMINISTRATIVE AGENT		~~81~~94

14.1	Appointment and Authorization of Administrative Agent	~~81~~94
14.2	Interest Holders	~~81~~95
14.3	Consultation with Counsel	~~81~~95
14.4	Documents	~~82~~95
14.5	Administrative Agent as Credit Party	~~82~~95
14.6	Responsibility of Administrative Agent	~~82~~95
14.7	Action by Administrative Agent	~~82~~96
14.8	Notice of Events of Default	~~83~~96
14.9	Responsibility Disclaimed	~~83~~97
14.10	Indemnification	~~83~~97
14.11	Credit Decision	~~84~~97
14.12	Successor Administrative Agent	~~84~~98
14.13	Delegation by Administrative Agent	~~85~~98
14.14	Waivers and Amendments	~~85~~98
14.15	Determination by Administrative Agent Conclusive and Binding	~~88~~101
14.16	Adjustments among Lenders after Acceleration	~~88~~101

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14.17	Redistribution of Payment	~~88~~102
14.18	Distribution of Notices	~~89~~102
14.19	Determination of Exposures	~~89~~103
14.20	Application of Payments	~~89~~103
14.21	Survival	~~90~~104
14.22	Entering Into Contracts	~~90~~104
14.23	Erroneous Payments By the Administrative Agent	~~90~~104

ARTICLE 15 MISCELLANEOUS		~~94~~107

15.1	Notices	~~94~~107
15.2	Severability	~~94~~108
15.3	Counterparts	~~94~~108
15.4	Successors and Assigns	~~94~~108
15.5	Assignment	~~94~~108
15.6	Entire Agreement	~~96~~110
15.7	Further Assurances	~~96~~110
15.8	Judgment Currency	~~96~~110
15.9	Anti-Money Laundering Legislation	~~97~~111
15.10	Anti-Corruption	~~98~~112
15.11	No Fiduciary Duty	~~98~~112
15.12	Confidentiality	~~99~~112
15.13	WAIVER OF JURY TRIAL	~~99~~113
15.14	Contractual Recognition of Bail-In	~~100~~114

SCHEDULE A LENDERS AND INDIVIDUAL COMMITMENTS		~~106~~120

SCHEDULE B COMPLIANCE CERTIFICATE		~~107~~121

SCHEDULE C FORM OF ASSIGNMENT		~~110~~124

SCHEDULE D FORM OF DRAWDOWN NOTICE		~~114~~128

SCHEDULE E FORM OF ROLLOVER NOTICE		~~116~~130

SCHEDULE F FORM OF CONVERSION NOTICE		~~118~~132

SCHEDULE G CORPORATE STRUCTURE		~~120~~134

SCHEDULE H APPLICABLE MARGIN		~~121~~135

SCHEDULE I REPLACEMENT LENDER AGREEMENT		~~122~~136

SCHEDULE J ACCORDION NOTICE		~~124~~138

SCHEDULE K REIMBURSEMENT INSTRUMENT		~~126~~140

SCHEDULE L FORM OF PREPAYMENT NOTICE		~~127~~141

CREDIT AGREEMENT dated as of May 27, 2021 among CI Financial Corp., a corporation existing under the laws of the Province of Ontario, the lending institutions from time to time parties hereto as Lenders and The Toronto-Dominion Bank as Administrative Agent.

WHEREAS the Borrower has requested the Lenders to provide to it a revolving credit facility for the purposes set forth in Section 11.1(c);

AND WHEREAS the Lenders are each willing to provide such revolving credit facility to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes Canadian Dollars.

“Accommodation” means any extension of credit by a Credit Party to the Borrower under this agreement including, for greater certainty, the extension of credit by way of a Loan, Letter or Bankers’ Acceptance.

“Accordion Notice” shall have the meaning ascribed thereto in Section 2.6(a).

“Acquisition” means:

(a)	if the acquisition is a share purchase, a Group Member shall acquire 20% or more of the Shares of an entity or otherwise Control the entity being acquired immediately following the completion of such acquisition; or

(b)	if the acquisition is an asset purchase, ~~all or substantially all~~20% or more of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional Borrower” means any wholly-owned Subsidiary of the Borrower acceptable to the Administrative Agent and each of the Lenders that is incorporated under the laws of Canada or any Province thereof or the United States or any state thereof in respect of which the Borrower has provided not less

Credit Agreement

than 15 Banking Days’ notice to the Administrative Agent of a request for such Person to become an Additional Borrower and the Borrower has delivered such certificates, opinions and other documents (including a joinder to, or an amendment or amendment and restatement of this agreement and a Borrower Guarantee in respect thereof) as requested by the Agent and the Lenders.

“Adjusted Term SOFR Rate” shall mean, for an Interest Period of one, three or six months, an interest rate per annum equal to (a) the Term SOFR Rate for such Interest Period, plus (b) the Credit Spread Adjustment, provided that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Administrative Agent” or “Agent” means The Toronto-Dominion Bank, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Advance” means a utilization of the RT Facility by the Borrower, to the extent applicable, by way of a Loan, acceptance by a Lender of a draft or depository bill presented for acceptance as a Bankers’ Acceptance, or the issuance of a Letter, as the context requires.

“Affected Lender” shall have the meaning given to that term in Section 8.3.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.

“Agency Fee Letter” means the agency fee letter dated as of the Closing Date issued by Administrative Agent and accepted by the Borrower.

“Alternate Base Rate Canada” means, at any particular time, the greater of (a) the Base Rate Canada at such time and (b) the Federal Funds Effective Rate at such time plus ½ of 1% per annum.

“Anti-Money Laundering Legislation” means (as the context requires) (i) Part II.1 of the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), including any guidelines or orders thereunder, (ii) the USA Patriot Act or (iii) any other applicable anti-money laundering, anti-terrorist financing and economic sanction laws of Canada, the United States of America or any other applicable jurisdiction.

“Anti-Terrorism Laws” means (i) US Executive order No. 13224, the USA Patriot Act, the laws comprising or implementing the “Bank Secrecy Act”, 31

Credit Agreement

U.S.C. §§ 5311 et seq., the laws administered by OFAC and any similar law enacted by the United States of America subsequent to the date of this Agreement and/or (ii) the Sanctions, as the context requires.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, in each case, having the force of law and binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Margin” means, at any particular time, the applicable interest rate margin or fee rate, as the case may be, expressed as a percentage per annum which are in effect at such time based upon the Pricing Rating at such time as set forth in the table in Schedule H hereto, with changes thereto to be effective in the manner set forth in Section 7.8. Notwithstanding the foregoing, for so long as an Event of Default has occurred and is continuing, the Applicable Margin shall, in each case, to the extent permitted by Applicable Law, be increased by 2% per annum.

“Assenting Lender” shall have the meaning given to that term in Section 8.3.

“Available Cash” of any Company means, at any time, the amount of cash or Cash Equivalents of the Company at such time that is available for use by the Company at such time without restriction of any kind and which is not subject to any Liens securing any Indebtedness.

“Available Credit” means, at any particular time. the amount, if any, by which the RT Credit Limit at such time exceeds the amount of Accommodations outstanding under the RT Facility (which includes, for the avoidance of doubt, the amount available to be drawn under any issued and outstanding Letters) at such time.

“Available Tenor” shall mean, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 7.9.

“BA Acceptance Fee” means, for each issuance of a BA Draft or a BA Equivalent Note, a fee in the amount calculated by multiplying the face amount of

Credit Agreement

such BA Draft or principal amount of such BA Equivalent Loan by an amount equal to the Applicable Margin and then multiplying the product so obtained by a fraction (x) the numerator of which is the number of days in the term to maturity of such BA Draft or BA Equivalent Note and (y) the denominator of which is 365 days (or 366 days in the case of a Bankers’ Acceptance which matures in a leap year).

“BA Discount Rate” means:

(a)	for Schedule I Lenders, the CDOR Rate with a term identical to the term to maturity of the applicable Bankers’ Acceptance; and

(b)	for Schedule II Lenders, Schedule III Lenders and Non-BA Lenders, the sum of:

(i)	the BA Discount Rate for Schedule I Lenders determined in accordance with subsection (a) above; and

(ii)	10 basis points per annum.

Any Schedule I Lender who declares itself as a Non-BA Lender shall be entitled to receive the BA Discount Rate defined in subsection (b) above.

“BA Discounted Proceeds” means, in respect of any Bankers’ Acceptances to be accepted by a Lender on any day, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

(a)	the aggregate face amount of such Bankers’ Acceptances; by

(b)	the price, where the price is determined by dividing one by the sum of one plus the product of:

(i)	the BA Discount Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and

(ii)	a fraction, the numerator of which is the number of days remaining in the term of such Bankers’ Acceptances and the denominator of which is 365;

with the price as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

“BA Draft” shall have the meaning ascribed thereto in Section 3.4(i).

“BA Equivalent Loans” shall have the meaning ascribed thereto in Section 3.5.

“BA Equivalent Note” shall have the meaning ascribed thereto in Section 3.4(i).

Credit Agreement

“BA Proceeds” means, with respect to a particular Bankers’ Acceptance, the BA Discounted Proceeds with respect thereto less the amount of the BA Acceptance Fee in respect of such Bankers’ Acceptance.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time.

“Bankers’ Acceptance” means a depository bill or bill of exchange (a) drawn by the Borrower and accepted by a Lender, (b) denominated in Canadian Dollars and (c) having a term of 30 to 180 days (subject to availability and subject to the right of the Administrative Agent, in its sole discretion, to restrict the term or maturity dates applicable thereto).

“Banking Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York and, when used in respect of ~~LIBOR~~Term Benchmark Loans, means ~~any day that is not a Saturday, Sunday or other day on which commercial banks in any of Toronto, Ontario, New York, New York and London, England are authorized or required by Applicable Law to remain closed or on which transactions cannot be carried out in the London interbank market.~~a U.S. Government Securities Business Day.

“Base Rate Canada” means the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days provided that if Base Rate Canada shall be less than zero, such rate shall be deemed to be zero for the purposes of this agreement.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower in U.S. Dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Basel III” means the comprehensive set of voluntary reform measures, developed by the Basel Committee on Banking Supervision, which establishes a regulatory framework on bank capital adequacy, stress testing and market liquidity risk.

“Benchmark” shall mean, initially, with respect to any Term Benchmark Loan, the Term SOFR Rate; provided that if a Benchmark Transition Event, and the related Benchmark Replacement Date have occurred with respect to the Term

Credit Agreement

SOFR Rate or the then-current Benchmark, then “Benchmark” shall mean the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 7.9.

“Benchmark Replacement” shall mean, for any Available Tenor, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities at such time in the United States and (b) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to the above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” shall mean, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” shall mean, with respect to any Benchmark Replacement and/or any Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period,” the definition of “Base Rate Canada” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or rollover notices, the applicability and length of lookback periods, the applicability of breakage provisions, the applicability of Section 7.9 and other technical, administrative or operational matters) that the Administrative Agent reasonably determines may be

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appropriate to reflect the adoption and implementation of such Benchmark and to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

“Benchmark Replacement Date” shall mean, with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” shall mean, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will

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cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” shall mean, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 7.9 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 7.9.

“Borrower” means collectively, (x) CI Financial Corp. and (y) each Additional Borrower that becomes a party hereto pursuant to the terms of this agreement from time to time.

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“Borrower Guarantee” means a guarantee by CI Financial Corp. of all of the obligations of an Additional Borrower in form and substance satisfactory to the Administrative Agent, and “Borrower Guarantees” means all such guarantees.

“Branch of Account” means the main branch of the Administrative Agent located at 77 King St. West, 26th Floor, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian Dollars of any amount of U.S. Dollars.

“Canadian Benefit Plan” means all material employee benefit plans or arrangements maintained or contributed to by the Borrower or any Subsidiary that are not Canadian Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, legal services, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Borrower or any Subsidiary, as the case may be, participate or are eligible to participate but excluding all stock option or stock purchase plans.

“Canadian Dollars” means the lawful currency of Canada.

“Canadian Pension Plan” means all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada established, maintained or contributed to by the Borrower or any Subsidiary for its employees or former employees.

“Capital Lease Obligation” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the Canadian or United States government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender with operations in Canada or the United States, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above; (iv) commercial paper rated A 1 or the equivalent thereof by Moody’s or S&P and

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in each case maturing within one year after the date of acquisition; (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above; and (vi) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“CDOR Rate” means, with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average of the discount rates that appears on the appropriate CDOR page of the Reuters service or Refinitiv Benchmark Services (UK) Limited (or, if not available, on any successor or substitute page providing rate quotations comparable to those provided on such page) at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or (ii) if such rate does not appear on such page, equal to the rate per annum for Canadian Dollar bankers’ acceptances having such term which is quoted by the Administrative Agent at such time. If at any time the CDOR Rate is less than zero, the CDOR Rate shall be deemed to be equal to zero.

“Change in Control” means, with respect to the Borrower, (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons “acting jointly or in concert” (as contemplated by the Securities Act (Ontario)), of Shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Shares of the Borrower, or (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower, by Persons who were neither (i) nominated by the board of directors of the Borrower nor (ii) appointed by directors so nominated.

“Change in Law” means the introduction of, any change in, or the coming into effect of, any Applicable Law, or any change in the interpretation, administration or application thereof by any Official Body, or compliance by the Administrative Agent or any Lender with any governmental order issued on or after the date hereof. Notwithstanding anything herein to the contrary, all Orders made by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or any applicable Canadian or foreign governmental authority (including the Office of the Superintendent of Financial Services), in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Closing Date” means the date on which the last condition precedent to the initial drawdown hereunder pursuant to Section 12.2 is satisfied or waived.

“CME Term SOFR Administrator” shall mean CME Group Benchmark Administration Limited as administrator of SOFR (or a successor administrator).

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“Companies” means collectively, each Borrower and the Material Subsidiaries and “Company” means any one of the, as the context requires.

“Confidential Information” shall have the meaning ascribed thereto in Section 15.12.

“Consolidated Equity” means, at any relevant time, the shareholder’s equity of the Borrower on a consolidated basis determined in accordance with GAAP.

“Consolidated Depreciation and Amortization Expense” means, for any period, depreciation and amortization expense of the Group that are included as a deduction in the calculation of Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Funded Debt” means at any time, the total Indebtedness of the Group at such time, determined on a consolidated basis, excluding (without duplication) to the extent otherwise included in the calculation of such Indebtedness: (i) the principal amount of Subordinated Indebtedness outstanding at such time; (ii) contingent performance bonds; ~~and~~ (iii) the Swap Termination Value of all Risk Management Agreements~~.~~; (iv) the amount of deferred payment obligations in connection with a Permitted Acquisition that is payable, at the sole option of the Borrower, in Shares of a Subsidiary of the Borrower, provided that the aggregate amount of such obligations excluded from Consolidated Funded Debt pursuant to this clause (iv) shall not exceed $100,000,000; and (v) the amount of deferred payment obligations in connection with a Permitted Acquisition that is payable, at the sole option of the Borrower, in Shares of the Borrower.

“Consolidated Income Tax Expense” means, for any period, the aggregate of all Taxes based on income and large corporations Tax of the Group for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Lease Obligations in accordance with GAAP and capitalized interest) of the Group on a consolidated basis with respect to all outstanding Indebtedness of the Group and after giving effect to any Risk Management Agreement in respect of interest rates.

“Consolidated Net Income” means, for any period, (i) the Net Income (or loss) of the Group on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP, minus, without duplication, (a) the Net Income (but not the net loss) of any Person that is not a Subsidiary of the Borrower or that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or other distributions actually paid in cash to any Group Member by such Person during such period, and (b) the income of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not at the

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time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corresponding Tenor” with respect to any Available Tenor shall mean, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Credit Documents” means this agreement, the Fee Letters, the Borrower Guarantee (if any), and all instruments and agreements executed and delivered by the Companies in favour of the Credit Parties from time to time in connection with this agreement or any other Credit Document.

“Credit Excess” means, as at a particular date, the amount, if any, by which the aggregate amount of Accommodations outstanding under the RT Facility as at the close of business on such date exceeds the RT Credit Limit as at the close of business on such date.

“Credit Parties” means the Administrative Agent, the Swingline Lender, the Issuing Lender and the Lenders.

“Credit Spread Adjustment” means, with respect to any calculation with respect the Term SOFR Rate, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One (1) month	0.10%
Three (3) months	0.15%
Six (6) months	0.25%

“DBRS” means DBRS ~~Limited~~Morningstar or any successor by merger or consolidation to its business.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

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“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it as and when required hereunder, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, (f) a Lender who fails to confirm in writing that it will comply with its obligations hereunder after written request from the Administrative Agent or the Borrower or a Lender who provides notice in writing, or makes a public statement to the effect that (A) it does not intend to comply with its funding obligations hereunder or (B) it does not intend to generally comply with any of its funding obligations under other agreements (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent to extending credit hereunder (specifically identified in such writing including, if applicable, by reference to a specific Default) cannot be satisfied) or (g) is, or has a direct or indirect parent that is, subject to any Bail-In Action. For certainty, a Lender shall not become a Defaulting Lender hereunder solely by virtue of the ownership or acquisition of any equity interest by an Official Body in that Lender or any direct or indirect parent company of that Lender.

“Designated Account” means the account(s) of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions and in such currencies as are specified under this agreement.

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower; or

(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

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“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any period, calculated in accordance with GAAP, Consolidated Net Income for such period (A) increased, to the extent reducing Consolidated Net Income for such period, by the sum of (without duplication) (i) Consolidated Interest Expense for such period; (ii) Consolidated Income Tax Expense for such period; (iii) Consolidated Depreciation and Amortization Expense for such period; (iv) other non-cash items (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid for in a prior period but including, without limitation, non-cash adjustments related to purchase accounting); (v) reasonable costs and expenses incurred in connection with Permitted Acquisitions; (vi) subject as provided below, reasonable restructuring and severance costs and expenses (whether or not incurred in connection with Permitted Acquisitions); (vii) all other reasonable extraordinary or non-recurring losses; (viii) after-tax losses attributable to asset sales or abandonments or reserves relating thereto; (ix) any reasonable net after tax loss from disposed or discontinued operations; (x) any unrealized foreign exchange losses; (xi) subject as provided below, the full year cost impact of cost-saving and restructuring initiatives undertaken by a Group Member (less the actual cost saving actually realized), and (B) decreased, to the extent increasing Consolidated Net Income for such period, by the sum of (without duplication) (i) non-cash items increasing Consolidated Net Income (excluding any such non-cash item to the extent that it represents the reversal of any accrual or reserve for potential cash item in any prior period); (ii) extraordinary or non-recurring gains; (iii) any after-tax gains attributable to asset sales or abandonments or reserves relating thereto; (iv) net after tax income from disposed or discontinued operations; and (v) any unrealized foreign exchange gains. The aggregate amount added back in clauses (A)(vi) and A(xi) above in calculating ~~Consolidated~~ EBITDA for any period shall not in the aggregate exceed the greater of (i) $100,000,000; and (ii) 10% of ~~Consolidated~~  EBITDA, in each case, for any applicable four Financial Quarter period.

For greater certainty, adjustments to EBITDA in respect of Acquisitions and/or dispositions of Subsidiaries shall be calculated for any applicable reporting period in accordance with the definition of Rolling EBITDA.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Environmental Laws” means all Applicable Laws relating to public health or safety or the protection of the environment.

“Erroneous Payment” shall have the meaning assigned to it in Section 14.23(a).

“Erroneous Payment Deficiency Assignment” shall have the meaning assigned to it in Section 14.23(d).

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“Erroneous Payment Impacted Facilities” shall have the meaning assigned to it in Section 14.23(d).

“Erroneous Payment Return Deficiency” shall have the meaning assigned to it in Section 14.23(d).

“Erroneous Payment Subrogation Rights” shall have the meaning assigned to it in Section 14.23(d).

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in Canadian Dollars or United States Dollars (the “original currency”), the amount expressed in the other currency which would be required to buy the original amount of the original currency using the daily exchange rate quoted by the Administrative Agent for such date and for comparable amounts of such original currency.

“Excluded Taxes” means, with respect to any Credit Party or any other recipient of any payment to be made by or on account of any obligation of any Credit Party under any of the Credit Documents, (a) taxes imposed, levied or assessed on or measured by its net income or franchise taxes imposed, levied or assessed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which such Lender is located, (c) any Canadian withholding Taxes payable under Part XIII of the Tax Act as a result of such recipient not dealing at arm’s length with Borrower (other than where the non-arm’s length relationship arises from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced this agreement or any other Credit Document), and (d) Taxes imposed under FATCA.

“Existing Credit Agreement” means the second amended and restated credit agreement made as of October 3, 2018 between the Borrower, as borrower, the Administrative Agent, as agent and the Lenders referred to and defined therein, as amended to the date hereof.

“Exposure” means, with respect to a particular Credit Party at a particular time, the amount of the Obligations owing to such Credit Party at such time, determined by such Credit Party in good faith in accordance with Section 14.19.

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“FATCA” means sections 1471 through 1474 of the United States Internal Revenue Code of 1986 and any regulations or official interpretations thereof or any amended or successor version that is substantively comparable and not materially more onerous to comply with (including any Revenue Ruling, Revenue Procedure, Notice or similar guidance issued by the U.S. Internal Revenue Service thereunder as a precondition to relief or exemption from Taxes under such provisions), any agreements entered into pursuant to section 1471(b)(1) thereof or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the United States Internal Revenue Code of 1986.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions (as determined in such manner as the NYFRB shall set forth on its public website from time to time) and published on the next succeeding Banking Day by the NYFRB as the federal funds effective rate; provided that if the Federal Funds Effective Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Fee Letters” means collectively, the Agency Fee Letter and the Upfront Fee Letter.

“Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to the Issuing Lender and issued by the Issuing Lender at the request of the Borrower in favour of a third party to secure the payment of an obligation owed to the third party.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Floor” shall mean the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

“GAAP” means International Financial Reporting Standards in effect and generally accepted and adopted in Canada from time to time consistently applied, and subject to Section 1.13.

“Group” means the Borrower and its Subsidiaries and “Group Member” means any of them.

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“Indebtedness” of any Person means, at any time, (without duplication), (i) all liabilities which, in accordance with GAAP, would be classified upon the unconsolidated statement of financial position of that Person prepared as at such time as indebtedness for borrowed money, including bankers’ acceptances, letters of credit or letters of guarantee; (ii) all indebtedness of such Person for the deferred purchase price of property or services represented by a note or other evidence of indebtedness (including, for greater certainty, deferred payments in connection with any acquisition); (iii) all Capital Lease Obligations and all other Purchase Money Indebtedness of such Person; (iv) all other indebtedness upon which interest charges are customarily paid by such Person; (v) the aggregate amount at which any shares in the capital of such Person which are redeemable or retractable at the option of the holder may be retracted or redeemed for cash or Indebtedness, provided all conditions precedent for such retraction or redemption have been satisfied; (vi) all indebtedness of another Person secured by a Lien on any properties or assets of such Person, limited to the fair market value of the relevant asset or assets where such Person is not liable for the indebtedness of such other Person; (vii) for the purposes of Sections 11.2(d) and 13.1(i), the Swap Termination Value of all Risk Management Agreements; and (viii) all Indebtedness guaranteed by such Person. For greater certainty, (A) obligations in respect of surety bonds, trade payables, customer deposits, accrued liabilities (including Taxes payable) which are liabilities incurred in the ordinary course of business that are not expressly referred to in clause (i) to (viii) above shall not constitute Indebtedness, regardless of whether interest accrues thereon, (B) earn-outs and similar obligations shall not constitute Indebtedness, and (C) lease obligations other than Capital Lease Obligations.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 2.6, 8.3 and 15.5 as the individual commitment of such Lender, provided that, upon the termination of the RT Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to the RT Facility shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the RT Facility.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor which are owned by or licensed to any of the Companies and used in or necessary to the operation of their respective business.

“Interest Period” means, in the case of any ~~LIBOR~~Term Benchmark Loan, the applicable period for which interest on such ~~LIBOR~~Term Benchmark Loan shall be calculated in accordance with Article 7 of this agreement.

“Investment” means any loan, advance (other than commission, travel and similar advances to officers and employees made in the ordinary course of business), extension of credit (other than accounts receivable arising in the

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ordinary course of business) or contribution of capital to any other person or any acquisition (other than an Acquisition and Distributions permitted pursuant to Section 11.2(c)) of Shares, mutual funds, bonds, notes, debentures or other securities of any other person or any structured notes.

“Investment Certificate” means any contract, agreement, certificate, instrument or writing containing an undertaking by a corporation making, issuing or guaranteeing it to pay to the holder thereof, or such holder’s assignee or personal representative, or other Person, a stated or determinable maturity value in cash or its equivalent on a fixed or determinable date and containing optional settlement, cash surrender or loan values prior to or after maturity, the consideration for which consists of payments made or to be made to the corporation in instalments or periodically, or of a single sum, according to a plan fixed by the contract regardless of whether the holder is or may be entitled to share in the profits or earnings of, or to receive additional credits or sums from, the corporation.

“Issuing Lender” means The Toronto-Dominion Bank or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of issuing a Letter or Letters on behalf of the Lenders.

“Lenders” means the individual financial institutions or other Persons set out and described in Schedule A, as amended from time to time, and “Lender” means any of the Lenders, including for certainty, the Issuing Lender and the Swingline Lender.

“Letter Cash Collateral Account” means a special purpose account to be established by the Borrower with the Administrative Agent for the purposes set out in Section 13.3.

“Letter Limit” means $60,000,000 (or the U.S. Dollar Equivalent thereof) or such other amount as may be agreed to in writing at any particular time by the Borrower and the Issuing Lender at such time.

“Letters” means Financial Letters or Non-Financial Letters issued by the Issuing Lender at the written request, and on the credit, of the Borrower, each being denominated in United States or Canadian Dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, being issued to a named beneficiary acceptable to the Issuing Lender and being otherwise in a form satisfactory to the Issuing Lender, acting reasonably.

“Leverage Available Cash” means the sum of (A) Available Cash held by the Companies with a Lender plus (B) the lesser of (x) $100,000,000 and (y) Available Cash held by the Companies with financial institutions (other than a Lender) domiciled in Canada or the U.S.

“Leverage Ratio” means for any Fiscal Quarter, the ratio of (i) the difference of (A) Consolidated Funded Debt at the last day of such Fiscal Quarter minus (B)

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Leverage Available Cash as at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

~~“LIBOR” means the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the appropriate page of the Reuters service or Refinitiv Benchmark Services (UK) Limited service on the second Banking Day prior to the commencement of such Interest Period; provided that if LIBOR shall be less than zero, such rate shall be deemed to be zero for the purposes of this agreement.~~

~~“LIBOR Loan” means monies lent by the Lenders to the Borrower in U.S. Dollars and upon which interest accrues at a rate referable to LIBOR.~~

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loans” means Prime Rate Loans, BA Equivalent Loans, Base Rate Canada Loans and ~~LIBOR~~Term Benchmark Loans and “Loan” means any one of them.

“Major Credit Rating Agencies” means S&P, Moody’s and DBRS.

“Majority Lenders” means, (a) at any particular time prior to the RT Facility Termination Date, such group of Lenders whose Individual Commitments aggregate at least 50.1% of the aggregate of the Individual Commitments of all the Lenders at such time and (b) at any particular time after the RT Facility Termination Date, such group of Credit Parties which have aggregate Exposure in an amount at least 50.1% of the aggregate Exposure of all of the Credit Parties at such time.

“Material Adverse Change” means any change of circumstances or event reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means the effect of any event or circumstance which would or could reasonably be expected to have a material adverse effect on (i) the ability of any Company to perform its obligations under any Credit Document or on the ability of any Credit Party to enforce any of such obligations or (ii) the business, operations, performance, properties or financial condition of the Group, taken as a whole.

“Maturity Date” means May 27, 2024.

“Material Subsidiary” means each Subsidiary of the Borrower that generates 15% or more of the Borrower’s EBITDA (as determined as at the end of the Fiscal Quarter immediately preceding the date of determination) and any other

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Subsidiary of the Borrower that the Borrower designates as a Material Subsidiary from time to time in accordance with this agreement (and other than any Material Subsidiary that has been designated not to be a Material Subsidiary in accordance with this Agreement). As of the Closing Date, the Material Subsidiaries are CI Global Asset Management, CI Assante Wealth Management, Aligned Capital Partners.

“Modification Period” means the period commencing on and including November [●], 2022 [NTD: Amendment closing date.] and ending on and including the date which is the earlier of (x) the date on which the Specified IPO occurs and (y) December 30, 2023.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

~~“Net Asset Value” means the net asset value of assets calculated in accordance with Part 14 of National Instrument 81-106 or any replacement thereof.~~

“Net Income” means in respect of any Person and for any particular period, the amount that would be classified on the consolidated income statement of such Person for such period as the net income of such Person excluding any extraordinary items.

“Non-BA Lender” has the meaning ascribed thereto in Section 3.5.

“Non-Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to the Issuing Lender and issued by the Issuing Lender at the request of the Borrower in favour of a third party to secure the non-financial performance of an obligation owed to the third party.

“NYFRB” shall mean the Federal Reserve Bank of New York.

“Obligations” shall mean all (x) indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Borrower to any of the Credit Parties, or remaining unpaid to any of the Credit Parties, under or in connection with any of the Credit Documents and (y) Erroneous Payment Subrogation Rights. For certainty, “Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Official Body” means any municipal, provincial or national government or government of any political subdivision thereof, or any agency, authority, board,

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utility, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Order” means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender’s liability beyond the expiration date stated therein.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Credit Document.

“Party” any of the Borrower, the Administrative Agent and the Lenders.

“Payment Recipient” has the meaning assigned to it in Section 14.23(a).

“Period End Date” means the last day of an Interest Period.

“Permitted Acquisition” means an Acquisition by a Group Member with respect to which:

(a)	the business of the entity being acquired is, (in the case of an Acquisition of Shares) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a line of business that is substantially similar to, or complementary to, that of the Borrower and the other Group Members (which for certainty, shall be a business engaged in financial services and financial products);

(b)	the Borrower is in compliance with Section 11.1(m) prior to and a pro forma basis immediately after the consummation of such Acquisition; ~~and~~

(c)	no Default or Event of Default exists at the time of such Acquisition and no Default or Event of Default would exist immediately after the implementation of such Acquisition~~.~~; and

(d)	to the extent such Acquisition is to occur during the Modification Period, the Leverage Ratio of the Borrower shall be less than or equal to 4.00:1.00 both immediately prior to and immediately after giving effect to the proposed Acquisition, on a pro forma basis.

“Permitted Indebtedness” means any one or more of the following:

(a)	the Obligations;

(b)	Indebtedness of the Borrower that is incurred at a time no Default or Event of Default exists and no Default or Event of Default would exist immediately after the incurrence of such Indebtedness; and

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(c)	Indebtedness (other than deferred payment obligations) of any Group Member (other than the Borrower) that is incurred at a time no Default or Event of Default exists and no Default or Event of Default would exist immediately after the incurrence of such Indebtedness in a total aggregate amount not to exceed the greater of (i) $100,000,000; and (ii) 10% of Consolidated Equity (calculated at the time of incurrence thereof).

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Borrower:

(a)	Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)	the Lien of any judgment rendered or the Lien of any claim filed which in each case is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)	restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Group Member, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons;

(d)	the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by the Borrower or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(e)	the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

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(f)	security given to a public utility or any Official Body when required by such public utility or Official Body in connection with the operations of any Group Member, all in the ordinary course of business;

(g)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(h)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(i)	applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(j)	Liens to secure Capital Lease Obligations and/or Purchase Money Indebtedness provided that;

(i)	during the Modification Period, if the Leverage Ratio of the Borrower would exceed 4.00:1.00 on a pro forma basis after giving effect to the incurrence of any Capital Lease Obligations and/or Purchase Money Indebtedness, the total aggregate amount of all secured Capital Lease Obligations and/or Purchase Money Indebtedness shall not exceed, during such period, 110% of the amount of such Indebtedness in existence as of November 7, 2022; and

(ii)	~~(j) Liens to secure Capital Lease Obligations and/or Purchase Money Indebtedness provided~~at any time after the Modification Period, the aggregate amount of such Indebtedness does not, at any particular time, exceed $100,000,000~~;~~

(k)	landlords’ Liens arising in the ordinary course of business;

(l)	Liens on assets acquired by the Borrower which existed prior to, and not in connection with or in contemplation of, any Permitted Acquisition;

(m)	Liens in connection with operating leases;

(n)	Liens for any judgment rendered, or claim filed, against the Borrower which is being contested in good faith by appropriate proceedings diligently pursued, that does not constitute a Default or Event of Default or an event which, in time, would constitute a Default or Event of Default, if during such contestation a stay of enforcement of such judgment or claim is in effect;

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(o)	any Lien to secure any Investment Certificate issued by the Borrower or, if applicable, a Material Subsidiary in the normal course of business; provided that the aggregate amount of the obligations under such Investment Certificates does not exceed $50,000,000;

(p)	other Liens not otherwise contemplated by this definition which secure Indebtedness or other obligations in an amount not to exceed the greater of (x) $200,000,000; and (y) 12.5% of Consolidated Equity at such time~~; and~~, provided that during the Modification Period, if the Leverage Ratio of the Borrower would exceed 4.00:1.00 on a pro forma basis after giving effect to the incurrence of any such secured Indebtedness, the total aggregate amount of all such secured Indebtedness shall not exceed $25,000,000 during such period; and

(q)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pricing Rating” means, as of any date, the highest Rating of the Borrower as at such date; provided, however, if at such time there are two or more Ratings of the Borrower and there is more than one tier difference between the two highest Ratings, the Applicable Margin shall be the Rating which is one tier above the lower of such two Ratings.

“Prime Rate” means the higher of the following: (i) the floating rate of interest announced from time to time by the Administrative Agent as its reference rate then in effect for determining rates of interest on Canadian Dollar loans to its customers in Canada and designated as its prime rate; and (ii) the thirty (30) day CDOR Rate plus one percent (1%) per annum. Any change in the Prime Rate shall be effective on the date the change becomes effective generally without the necessity for any notice. If at any time the Prime Rate is less than zero, the Prime Rate shall be deemed to be equal to zero.

“Prime Rate Loan” means monies lent by the Lenders to the Borrower hereunder in Canadian Dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender with respect to the RT Facility at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to the RT Facility at such time.

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“Purchase Money Indebtedness” means Indebtedness assumed by any Company as part of, or issued or incurred by any Company to pay or provide funds to pay, all or a part of the purchase price of any equipment or other personal property hereafter or previously acquired by such Company.

“Rating” means, with respect to a particular Major Credit Rating Agency at a particular time, the rating ascribed by such Major Credit Rating Agency to the senior unsecured debt of the Borrower at such time.

“Reference Time” with respect to any setting of the then-current Benchmark shall mean (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (New York City time) on the day that is two Banking Days preceding the date of such setting or (2) if such Benchmark is not the Term SOFR Rate, the time determined by the Administrative Agent in its reasonable discretion.

“Relevant Governmental Body” shall mean, the Federal Reserve Board and/or the NYFRB, the CME Term SOFR Administrator, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.

“Replacement Lender” means a Lender or a proposed new Lender that has agreed to accept an Individual Commitment with respect to the RT Facility and is so designated in a Replacement Lender Notice delivered to the Administrative Agent pursuant to and in accordance with Section 8.3(b).

“Replacement Lender Agreement” means an agreement in the form of Schedule I (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrowers, a Replacement Lender and the Administrative Agent pursuant to Section 8.3(d).

“Replacement Lender Notice” shall have the meaning ascribed thereto in Section 8.3(b).

“Representatives” means any employees, directors, financial advisors, attorneys or Affiliates of any Credit Party.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Restraint” shall have the meaning ascribed thereto in Section 8.2.

“Risk Management Agreements” means any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Group Member and which constitutes any spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other

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exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Group Member.

“Rolling EBITDA” means for each Fiscal Quarter, the aggregate of (without duplication):

(a)	the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with GAAP on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a)	for the Fiscal Quarter during which such date occurs (the “Initial Fiscal Quarter”), EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter multiplied by a fraction the numerator of which is the number of days in the Initial Fiscal Quarter and the denominator of which is the number of days remaining in the Initial Fiscal Quarter following the completion of such Permitted Acquisition or other asset acquisition (such product, the “Initial Fiscal Quarter EBITDA”) multiplied by four;

(b)	for the first Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by two;

(c)	for the second Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by 4/3; and

(d)	for the third Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and the Initial Fiscal Quarter EBITDA.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

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“RT Credit Limit” means, at any particular time, $700,000,000 or the U.S. Dollar Equivalent thereof, (as such amount may be increased pursuant to 2.6 or reduced pursuant to Section 2.3).

“RT Facility” has the meaning ascribed thereto in Section 2.1.

“RT Facility Termination Date” means the date on which all Obligations of the Borrower under or in connection with the RT Facility have been permanently paid in full and the Lenders have no commitment to provide credit to the Borrower under or in connection with the RT Facility.

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any person which is a designated target of Sanctions; or

(b)	located or resident in or organized under the laws of any country that is subject to general or country-wide Sanctions;

(c)	a U.S. Blocked Person; or

(d)	any person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian Sanctions.

“Sanctions” means any applicable legislation, regulations, orders, economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by OFAC (or any other part of the US Treasury Department), the US Department of State, the United Nations Security Council, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury or other relevant sanctions authority which governs transactions in controlled goods or technologies or dealings with countries, entities, organizations or individuals subject to such legislation, regulations, orders, economic or trade sanctions or restrictive measures.

“Schedule I Lenders” means the Lenders that are listed on Schedule I to the Bank Act (Canada).

“Schedule II Lenders” means the Lenders that are listed on Schedule II to the Bank Act (Canada).

“Schedule III Lenders” means the Lenders that are listed on Schedule III to the Bank Act (Canada).

“S&P” means Standard & Poor’s Rating Service or any successor by merger or consolidation to its business.

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“Shares”, as applied to any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“SOFR” shall mean a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” shall mean the NYFRB (or a successor administrator of the secured overnight financing rate).

“Specified IPO” means an initial public offering of Shares of CI Private Wealth US, LLC (or a parent entity thereof) and includes the acquisition, purchase, merger, amalgamation or combination by, or with, a publicly traded special purpose acquisition company or targeted acquisition company that results in the Shares of CI Private Wealth US, LLC (or an parent thereof) (or its successor by merger or combination) being traded on a recognized securities exchange in Canada or the United States of America.

“Subordinated Indebtedness” means Indebtedness of the Companies that is subject to a subordination and postponement in form and substance satisfactory to the Administrative Agent.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Swap Termination Value” means, in respect of any one or more Risk Management Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Risk Management Agreements, (a) for any date on or after the date such Risk Management Agreement have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in (a), the amount(s) determined as the mark-to-market value(s) for such Risk Management Agreement, as determined by the applicable lender counterparty thereto using its good faith, commercially reasonable estimates at mid-market and in accordance with customary methods for calculating mark-to-market values for substantially

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similar agreements by leading dealers in the relevant market, which may include one or more of the following types of information: (i) quotations (either firm or indicative) for replacement transactions supplied by one or more third parties; and (ii) relevant market data in the relevant markets supplied by one or more third parties, including without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other relevant market data in the relevant market.

“Swingline Lender” means The Toronto-Dominion Bank or any other Lender with an Individual Commitment selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of making Swingline Loans on behalf of the Lenders.

“Swingline Loan” shall have the meaning ascribed thereto in Section 3.11.

“Syndicated Drawdown” shall have the meaning ascribed thereto in Section 3.11(d).

“Syndicated Loans” shall have the meaning ascribed thereto in Section 3.11(d).

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including any Canadian pension plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.

“Term Benchmark Loan” means monies lent by the Lenders to the Borrower in U.S. Dollars and upon which interest accrues at a rate referable to Adjusted Term SOFR Rate.

“Term SOFR Determination Day” has the meaning assigned to it under the definition of “Term SOFR Rate”.

“Term SOFR Rate” shall mean:

(a)	with respect to any advance of a Term Benchmark Loan and for any tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, the Term

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SOFR Reference Rate at approximately 5:00 a.m., New York City time, two U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator; and

(b)	for an Interest Period of any duration other than those specified in clause (a) above, Interpolated Term SOFR.

“Term SOFR Reference Rate” shall mean, on the Term SOFR Determination Day, with respect to any advance of a Term Benchmark Loan and for any tenor comparable to the applicable Interest Period, the rate per annum determined by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 pm (New York City time) on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding Banking Day is not more than five (5) Banking Days prior to such Term SOFR Determination Day.

“Unadjusted Benchmark Replacement” shall mean the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Upfront Fee Letter” means the upfront fee letter dated as of the Closing Date issued by The Toronto-Dominion Bank and accepted by the Borrower.

“U.S.” and “United States” means the United States of America.

“U.S. Blocked Person” means any person: (i) listed in the annex to, or is otherwise subject of the provisions of, US Executive order No. 13224, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to US Executive order No. 13224 and/or any other list of terrorists or other restricted persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable executive orders; (ii) a person determined by the Secretary of the Treasury to be owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, US Executive order No. 13224; (iii) a person with which any Credit Party is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law and who is identified to the Borrower; (iv) a person determined by the Secretary of the Treasury who commits, threatens or conspires to commit or supports “terrorism” as defined in US Executive order No. 13224; or (v) a person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

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“U.S. Dollar Equivalent” means the Exchange Equivalent in U.S. Dollars of any amount of Canadian Dollars.

“U.S. Dollars” means the lawful currency of the United States of America.

“U.S. Government Securities Business Day” shall mean any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Write-down and Conversion Powers” means in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule.

1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, modified, supplemented or restated from time to time in accordance with the terms hereof and thereof. Any reference herein to any provision of any law or regulation shall be a reference to that provision as amended, supplemented, replaced or re-enacted. References to “include” and “including” shall be read and construed as being followed by the phrase “without limitation”.

1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of Canada.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of

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Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non-Banking Days

Whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.11	Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.12	Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.13	Accounting Terms – GAAP; Calculations, Computations, Changes in Accounting Policies

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All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP, as in effect from time to time. Whereas the Borrowers may adopt new accounting policies from time to time, whether such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whether these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then the Borrowers, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement or such other Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Group’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Majority Lenders cannot agree upon the required amendments, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change. Notwithstanding the foregoing, the parties hereto agree that the determination under GAAP as to whether any lease obligation is a Capital Lease Obligation or other lease obligation shall be determined without regard to any changes to GAAP resulting from the adoption of IFRS 16 changes and the Borrower shall provide a reconciliation of any difference in such determination for purposes of calculating the financial covenants, basket amounts or other terms in this agreement in each compliance certificate delivered hereunder. For greater certainty, the Borrower’s financial statements hereunder shall be prepared in accordance with GAAP in effect from time to time (including, without limitation, IFRS 16).

1.14	Successors and Permitted Assigns of Parties

Any reference in this agreement to a Party to this agreement shall include the successors and permitted assigns of such Party.

1.15	Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the other Credit Documents, the provisions of this agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any Credit Document is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.16	Amount of Credit

Any reference herein to the amount of credit outstanding under the RT Facility shall mean, at any particular time:

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(a)	in the case of a Prime Rate Loan or a BA Equivalent Loan, the principal amount thereof at such time;

(b)	in the case of a Bankers’ Acceptance, the face amount thereof at such time;

(c)	in the case of a ~~LIBOR~~Term Benchmark Loan or a Base Rate Canada Loan, the Canadian Dollar Equivalent of the principal amount thereof;

(d)	in the case of a Letter denominated in Canadian Dollars, the aggregate contingent liability of the Lenders thereunder; and

(e)	in the case of a Letter denominated in U.S. Dollars, the Canadian Dollar Equivalent of the aggregate contingent liability of the Lenders thereunder.

ARTICLE 2

RT FACILITY

2.1	Establishment of RT Facility.

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “RT Facility”) in the amount of the RT Credit Limit; provided at no time shall the aggregate amount of credit extended by way of Letters exceed the Letter Limit at such time.

2.2	Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend Accommodations to the Borrower under the RT Facility from time to time provided that the aggregate amount of Accommodations extended by each Lender under the RT Facility shall not at any time exceed the Individual Commitment of such Lender with respect to the RT Facility and further provided that the aggregate amount of Accommodations outstanding under the RT Facility shall not at any time exceed the amount of the RT Credit Limit. All Accommodations requested under the RT Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each Accommodation under the RT Facility, whether such Accommodation is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any Accommodation under the RT Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending Accommodations thereunder. The failure of any Lender to make available to the Borrower its Pro Rata Share of any Accommodation under the RT Facility shall not relieve any other relevant Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such Accommodation.

2.3	Reduction of RT Credit Limit

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the RT Facility to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until three

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Banking Days after such notice has been given. The amount of the RT Credit Limit will not be reduced by any prepayment or repayment under the RT Facility pursuant to Section ~~9.3~~9.4, but will be reduced by any prepayment or repayment under the RT Facility pursuant to Section 9.1 and will be reduced to zero on the Maturity Date. Upon any reduction of the RT Credit Limit, the Individual Commitment of each Lender with respect thereto shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of such RT Credit Limit.

2.4	Termination of RT Facility

(a)	The RT Facility shall terminate upon the earliest to occur of:

(i)	the termination of the RT Facility in accordance with Section 13.1;

(ii)	the date on which the RT Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.

(b)	Upon the termination of the RT Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

2.5	Credit Restrictions

Subject to the terms and conditions hereof, the aggregate amount of credit outstanding under the RT Facility shall not at any time exceed the RT Credit Limit.

2.6	Accordion Feature

(a)	At any time, prior to the Maturity Date, the Borrower may, by notice in writing to the Administrative Agent (an “Accordion Notice”), from time to time request that the then existing amount of the RT Facility be increased by (x) during the Modification Period, an amount of up to $100,000,000 (in the aggregate for all Accordion Notices with respect to the RT Facility) and (y) at any time after the Modification Period, an amount of up to $300,000,000 (in the aggregate for all Accordion Notices with respect to the RT Facility), and advising whether (i) the Borrower wishes to arrange for such requested increase to be provided by another bank, which bank must agree to be bound by the terms and conditions of this agreement as a Lender, and/or (ii) the Borrower wishes to request each Lender to participate in such increase in accordance with their Pro Rata Share. Within ten (10) Banking Days of the receipt by the Administrative Agent of an Accordion Notice requesting participation by the Lenders, each Lender shall advise the Administrative Agent as to whether or not it intends to participate in such increase of the RT Facility. If such advice is not received from a Lender within such ten (10) Banking Day period, then such Lender will be deemed not to have agreed to participate in the increase. In the event that not all of the Lenders agree to participate in the increase of the RT Facility, then the Administrative Agent shall so advise the Borrower which shall have the right to deliver a further request

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to the Administrative Agent for those Lenders participating in the increase of the RT Facility, to participate in any shortfall in the requested increase in RT Facility on a pro rata basis in accordance with the Individual Commitments of those participating Lenders and each participating Lender shall advise the Administrative Agent as to whether or not it intends to further participate in such increase of the RT Facility, within three (3) Banking Days of such further request. In the event that there is still a shortfall, a further request again on a mutatis mutandis basis will be given to the remaining participating Lenders and such request may be accepted or rejected by the remaining participating Lenders and each participating Lender shall advise the Administrative Agent as to whether or not it intends to further participate in such increase of RT Facility, within three (3) Banking Days of such further request. To the extent that the participating Lenders do not agree to participate in the request for the increase in the RT Facility, then the Borrower may either arrange for such shortfall in the requested increase from another bank, which bank must agree to be bound by the terms and conditions of this agreement as a Lender, or accept the lower amount of the increase in the RT Facility, as accepted by the participating Lenders.

(b)	Each Accordion Notice delivered by the Borrower shall be substantially in the form of Schedule J and the delivery of an Accordion Notice shall constitute a representation and warranty of the Borrower that all representations and warranties of the Borrower set forth in Article 10 are true and correct in all respects as of the date such increase to the RT Credit Limit takes effect. The Borrower shall not request an increase to the RT Facility pursuant to an Accordion Notice that is less than $50,000,000.

(c)	No increase in the aggregate amount of the RT Facility shall be permitted at any time that a Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default be reasonably expected to occur immediately following any increase to the RT Credit Limit.

(d)	The Borrower shall have provided the Administrative Agent with a compliance certificate, in form and substance satisfactory to the Administrative Agent, evidencing pro forma compliance with Section 11.1(m) immediately following any increase to the RT Credit Limit.

(e)	Upon completion of the request process set forth in Section 2.6(a), the Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments of participating Lenders and the Individual Commitment of any bank which has become a Lender as contemplated by Section 2.6(a).

(f)	Any upfront fee payable by the Borrower in accordance with any increase to the RT Facility pursuant to this Section 2.6 shall be negotiated and agreed upon between the Borrower and the relevant Lender and the Borrower shall pay all other fees and expenses of the Administrative Agent and the Lenders owing in respect of such increase to the RT Credit Limit.

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(g)	The Administrative Agent shall forthwith advise the Swingline Lender and Issuing Lender of its receipt of an Accordion Notice. In the event that a bank that is not an existing Lender is to become a Lender in accordance with Section 2.6(a), such bank must be approved by the Administrative Agent, the Swingline Lender and the Issuing Lender, in their respective reasonable discretion, and the Swingline Lender and Issuing Lender shall notify the Administrative Agent whether or not it approves of such new Lender within ten (10) Banking Days of such Lender’s receipt of such notice.

ARTICLE 3

GENERAL PROVISIONS RELATING TO CREDITS

3.1	Types of Credit Availments

Subject to the terms and conditions hereof,

(a)	the Borrower may obtain credit under the RT Facility from the Lenders through the Branch of Account by way of one or more Loans, Bankers’ Acceptances and Letters; and

(b)	any extension of credit hereunder by way of drawdown of (x) Bankers’ Acceptances, BA Equivalent Loans or Prime Rate Loans shall be in the amount of at least $1,000,000 and (y) ~~LIBOR~~Term Benchmark Loans or Base Rate Canada Loans shall be in the amount of at least U.S. $1,000,000 or, in each case, an integral multiple of $500,000 in excess thereof.

3.2	Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such

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obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3	Failure or Declination of Lender to Fund Loan

If any Defaulting Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the RT Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other applicable Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4	Funding of Bankers’ Acceptances

(a)	If the Administrative Agent receives from the Borrower a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptances, the Administrative Agent shall notify each of the applicable Lenders prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each applicable Lender’s Pro Rata Share of such extension of credit. The

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Administrative Agent shall also at such time notify the Borrower of each applicable Lender’s Pro Rata Share of such extension of credit. Each applicable Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by way of Bankers’ Acceptance, accept drafts of the Borrower which are presented to it for acceptance and which have an aggregate face amount equal to such applicable Lender’s Pro Rata Share of the total extension of credit being made available by way of Bankers’ Acceptances on such date, as advised by the Administrative Agent. Each applicable Lender shall purchase the Bankers’ Acceptances which it has accepted for a purchase price equal to the BA Discounted Proceeds therefor. Each applicable Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all Bankers’ Acceptances accepted and purchased by it.

(b)	The Borrower shall provide for payment to the accepting Lenders of the face amount of each Bankers’ Acceptance at its maturity, either by payment of such amount or through an extension of credit hereunder or through a combination of both. The Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by the Lender which accepted it and agrees not to claim from such Lenders any days of grace for the payment at maturity of Bankers’ Acceptances.

(c)	In the case of a drawdown by way of Bankers’ Acceptance, each applicable Lender shall, forthwith after the acceptance of drafts of the Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the Bankers’ Acceptances accepted by it. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to the Borrower on the date of such extension of credit by crediting the relevant Designated Account. In the case of a rollover of or conversion into Bankers’ Acceptances, no Lender shall be required to make any funds available to the Administrative Agent for deposit to the relevant Designated Account; however, forthwith after the acceptance of drafts of the Borrower as aforesaid, the Borrower shall, upon acceptance of the Borrower’s BA Drafts pursuant to Section 5.2 or 5.3, as applicable, pay to the Administrative Agent on behalf of such Lenders an amount equal to the aggregate amount of the BA Acceptance Fees in respect of such Bankers’ Acceptances plus the amount by which the aggregate face amount of such Bankers’ Acceptances exceeds the aggregate BA Discounted Proceeds with respect thereto.

(d)	Any Bankers’ Acceptance may, at the option of the Borrower, be executed in advance by or on behalf of the Borrower (as otherwise provided herein), by mechanically reproduced or facsimile signatures of any one or more officers of the Borrower who are properly so designated and authorized by the Borrower from time to time. Any Bankers’ Acceptance so executed and delivered by the Borrower to the Lenders shall be valid and shall bind the Borrower and may be

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dealt with by the Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting.

(e)	The Borrower shall notify the Lenders as to those officers whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 3.4(d). Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance until such time as the Borrower shall otherwise notify the Lenders.

(f)	The Borrower hereby indemnifies and agrees to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of the Borrower on a Bankers’ Acceptance prepared, executed, issued and accepted pursuant to this agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Lenders.

(g)	Each of the Lenders agrees that, in respect of the safekeeping of executed depository bills of the Borrower which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

(h)	All Bankers’ Acceptances shall be issued in the form of depository bills made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

(i)	To facilitate the issuance of Bankers’ Acceptances requested by the Borrower pursuant to this agreement, the Borrower irrevocably appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts in the forms prescribed by such Lender (if such Lender is not a Non-BA Lender) for bankers’ acceptances denominated in Canadian Dollars (each such executed draft that has not yet been accepted by a Lender being referred to as a “BA Draft”) or non-interest-bearing promissory notes of the Borrower in favour of such Lender (if such Lender is a Non-BA Lender) (each such promissory note being referred to as a “BA Equivalent Note”). Each Bankers’ Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of the Borrower as provided for in this Section 3.4(i) shall be as binding on the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower.

(j)	If at any time on or prior to the proposed first day of the term of a proposed issue of Bankers’ Acceptances the Administrative Agent determines (which determination shall be made acting reasonably and in good faith, but shall be conclusive and bind the Borrower) after reasonable efforts that:

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(i)	the issuance or discount of any Bankers’ Acceptances for the proposed term thereof has been made impossible or impracticable by reason of the occurrence of any event affecting the Canadian money markets or any national or international financial, political, terrorist or economic event;

(ii)	there does not exist a normal money market in Canada for the purchase and sale of bankers’ acceptances or such money market has been disrupted by the occurrence of an extraordinary event or an act of terrorism; or

(iii)	the Administrative Agent is unable to determine CDOR for the proposed term of the proposed issue of Bankers’ Acceptances,

(k)	(in this clause (j), a “BA Disruption Event”) then the Administrative Agent will promptly notify the Borrower and each Lender of such determination. Thereafter, and until the Administrative Agent notifies the Borrower and the Lenders that the BA Disruption Event no longer exists or applies, the right of the Borrower to request an extension of credit by way of Bankers’ Acceptances shall be suspended and any Drawdown Notice, Rollover Notice or Conversion Notice with respect to any proposed issue of Bankers’ Acceptances that has not yet been made shall be deemed to be replaced by a Drawdown Notice, Rollover Notice or Conversion Notice for a Prime Rate Loan in the same amount as the requested issue of Bankers’ Acceptances.

(l)	Notwithstanding anything in this Section 3.4 to the contrary, if the Borrower has not presented drafts to the Lenders in accordance with Section 3.4(a), on each date of any Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptance:

(i)	the Borrower shall obtain quotations from prospective purchasers regarding the sale of the Bankers’ Acceptances and shall accept such offers in its sole discretion;

(ii)	by no later than 10:00 a.m. (Toronto time) on the date of issuance of a Bankers’ Acceptance (by way of drawdown or rollover), the Borrower shall provide the Administrative Agent with details regarding the sale of the Bankers’ Acceptances described in 3.4(a) above whereupon the Administrative Agent shall promptly notify the Lenders of the identity of the purchasers of such Bankers’ Acceptances, the amounts being purchased by such purchasers, the BA Discounted Proceeds applicable to such issue of Bankers’ Acceptances (including each Lender’s share thereof) and such other information as reasonably requested by the Administrative Agent;

(iii)	each Lender shall complete and accept in accordance with the Drawdown, Rollover and Repayment Notice, delivered by the Borrower

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and advised by the Administrative Agent in connection with such issue, its share of the Bankers’ Acceptances to be issued on such date;

(iv)	in the case of a drawdown, each Lender shall, on receipt of the BA Discounted Proceeds, remit such net BA Discounted Proceeds to the Administrative Agent for the account of the Borrower. The Administrative Agent shall make such funds available to the Borrower promptly following receipt of such funds from the Lenders.

(m)	In the event that the Borrower is marketing its own Bankers’ Acceptances in accordance with Section 3.4(l), the Borrower hereby agrees that it shall make its own arrangements for the marketing and sale of the Bankers’ Acceptances to be issued hereunder and that no Lender shall have any obligation nor be responsible in that regard. The Borrower further acknowledges and agrees that the availability of purchasers for Bankers’ Acceptances requested to be issued hereunder, as well as all risks relating to the purchasers thereof, are its own risk.

3.5	BA Equivalent Loans.

If, in the sole judgement of a Lender, such Lender is unable to extend credit by way of Bankers’ Acceptances in accordance with this agreement, such Lender shall give an irrevocable notice to such effect to the Administrative Agent and the Borrower prior to 10:00 a.m. (Toronto time) on the date of the requested credit extension (such Lender being herein referred to as a “Non-BA Lender”) and shall make available to the Borrower prior to 11:00 a.m. (Toronto time) on the date of such requested credit extension a Canadian Dollar loan (a “BA Equivalent Loan”) in the principal amount equal to such Lender’s Pro Rata Share of the total credit to be extended by way of Bankers’ Acceptances, such BA Equivalent Loan to be funded in the same manner as a Loan is funded pursuant to Sections 3.2 and 3.3. Such BA Equivalent Loan shall have the same term as the Bankers’ Acceptances for which it is a substitute and shall bear such rate of interest per annum throughout the term thereof as shall permit such Non-BA Lender to obtain the same effective rate as if such Non-BA Lender had accepted and purchased a Bankers’ Acceptance at the same BA Acceptance Fee and pricing at which the Administrative Agent would have accepted and purchased such Bankers’ Acceptance at approximately 11:00 a.m. (Toronto time) on the date such BA Equivalent Loan is made, on the basis that, and the Borrower hereby agrees that, for such a BA Equivalent Loan, interest shall be payable in advance on the date of the extension of credit by the Non-BA Lender deducting the interest payable in respect thereof from the principal amount of such BA Equivalent Loan. All BA Equivalent Loans shall be evidenced by a BA Equivalent Note pursuant to Section 3.4(i), which shall be in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

3.6	Timing of Credit Availments

No Loan or Bankers’ Acceptance may have a maturity date later than the Maturity Date.

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3.7	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 10:00 a.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment. In addition to the foregoing, the Borrower authorizes and directs the Administrative Agent to debit automatically, by mechanical, electronic or manual means, any bank account of the Borrower maintained with the Administrative Agent for all amounts due and payable by the Borrower under this agreement, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account. The Administrative Agent shall notify the Borrower as to the particulars of those debits in the normal course.

3.8	Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.7, the Administrative Agent shall, subject to Sections 3.2 and 8.3, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Defaulting Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of such Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the RT Facility then due, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.9	Evidence of Indebtedness

The Administrative Agent shall open and maintain accounts wherein it shall record the amount and type of credit outstanding, each advance and each payment of principal and interest on account of each Loan, each Bankers’ Acceptance accepted and cancelled, the amount and currency of each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders (including the Issuing Lender) and the Administrative Agent hereunder. The Administrative Agent’s accounts constitute, in the absence of manifest error,

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prima facie evidence of the indebtedness of the Borrowers to the Lenders (including the Issuing Lender) and the Administrative Agent hereunder.

3.10	Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent or the Issuing Lender, as the case may be:

(a)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment;

(b)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the issuance of a Letter or a drawdown of, rollover of, conversion into or conversion a Bankers’ Acceptance or ~~LIBOR~~Term Benchmark Loan;

(c)	prior to 10:00 a.m. (Toronto time) on the Banking Day prior to the date of any other drawdown, rollover or conversion.

3.11	Swingline Loans

Subject to the following provisions of this Section, overdrafts on the accounts of the Borrower maintained with the Agent shall be deemed to be outstanding as an extension of credit to the Borrower from the Swingline Lender under the RT Facility (each, a “Swingline Loan”) as follows:

(i)	in the case of overdrafts in Canadian Dollars, as Prime Rate Loans; and

(ii)	in the case of overdrafts in U.S. Dollars, as Base Rate Canada Loans.

For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Swingline Loans.

(a)	Except as otherwise specifically provided herein, all references to Prime Rate Loans and Base Rate Canada Loans shall include Swingline Loans made in Canadian and U.S. Dollars, respectively.

(b)	Swingline Loans shall be made by the Swingline Lender alone, without assignment to or participation by the other Lenders.

(c)	The aggregate principal amount of the Swingline Loans shall not exceed $10,000,000 or the U.S. Dollar Equivalent thereof.

(d)	If the Borrower shall request a drawdown under the RT Facility other than under this Section 3.11 (a “Syndicated Drawdown”) and the Swingline Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Swingline Lender’s Pro Rata Share of all Syndicated Loans together with the Swingline Loans then outstanding to exceed the Swingline Lender’s Individual Commitment then the Borrower shall be deemed to have given a repayment notice notifying the Agent of a repayment of the Swingline Loans to the extent of such excess (without any

Credit Agreement

bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown. For the purposes hereof “Syndicated Loans” means all credit outstanding under the RT Facility other than Swingline Loans.

(e)	The Borrower may make repayments of Swingline Loans (together with accrued interest thereon) by deposit to the applicable account of the Borrower from time to time without penalty.

(f)	All interest payments and principal repayments of or in respect of Swingline Loans shall be solely for the account of the Swingline Lender. Subject to Section 3.11(g), all costs and expenses relating to the Swingline Loans shall be solely for the account of the Swingline Lender.

(g)	Notwithstanding anything to the contrary herein contained or contrary to the provisions of Applicable Law, (i) if an Event of Default occurs and is continuing or (ii) if the Swingline Lender so requires, and there are then outstanding any Swingline Loans, then, effective on the day of notice to that effect to the other Lenders with Individual Commitments from the Swingline Lender, the Borrower shall be deemed to have requested, and hereby requests, an extension of credit by way of drawdown of an amount of Syndicated Loans, in the currency or currencies of the Swingline Loans, sufficient to repay the Swingline Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other relevant Lenders shall disburse to the Swingline Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the relevant Lenders to the Borrower and to constitute Syndicated Loans (by way of Base Rate Canada Loans if the Swingline Loans were so denominated or Prime Rate Loans if the Swingline Loans were so denominated, or both). Such Syndicated Loans shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swingline Loans. If a relevant Lender does not disburse to the Swingline Lender its respective Pro Rata Share of any amount under this Section 3.11(g) then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Swingline Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the Borrower are outstanding to each relevant Lender in accordance with its Pro Rata Share determined without regard to this sentence. If any amount disbursed by a relevant Lender to the Swingline Lender under this Section 3.11(g) and deemed to have been advanced to the Borrower must be repaid by the Swingline Lender or by the relevant Lender to the Borrower then no reduction of the Swingline Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Swingline Loans (without

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recourse to the Swingline Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

3.11.2	For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by Section 3.11(g) and to disburse to the Swingline Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i)	whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

(ii)	whether or not the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice or otherwise).

3.12	General Provisions Relating to All Letters

(a)	Each request by the Borrower for the issuance or amendment of a Letter shall be deemed to be a representation by the Borrower that the extension of credit so requested complies with the conditions set forth in Section 12.1. The Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Issuing Lender with respect to Letters issued by it is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

(b)	The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter issued by the Issuing Lender and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter. The Borrower shall promptly examine a copy of each Letter and each amendment thereto that is delivered to it and, in the event of any claim of non-compliance with the Borrower’s instructions or other irregularity, the Borrower will immediately notify the Issuing Lender. The Borrower shall be conclusively deemed to have waived any such claim against the Issuing Lender and its correspondents unless such notice is given as aforesaid.

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(c)	The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including:

(i)	any lack of validity or enforceability of this agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this agreement;

(iii)	the existence of any claim, set-off, defense or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;

(iv)	any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vi)	any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency; or

(vii)	any other circumstance or happening whatsoever, similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower.

The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter, approved in writing by the Borrower. The Issuing Lender shall not be under any obligation to amend any Letter if (A) the Issuing Lender would have no obligation at such time to issue such Letter in its amended form under the terms hereof, or (B) the beneficiary of such Letter does not accept the proposed amendment to such Letter.

(d)	Any action, inaction or omission taken or suffered by the Issuing Lender or any of its correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be

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signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

(e)	The Borrower agrees that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other Person in connection therewith, other than on account of the Issuing Lender’s gross negligence or wilful misconduct.

(f)	Save to the extent expressly provided otherwise in this Section 3.12, the rights and obligations between the Issuing Lender and the Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits, ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

(g)	The Issuing Lender shall act on behalf of the Lenders with respect to any Letters issued by it and the documents associated therewith, and the Issuing Lender shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article 14 with respect to any acts taken or omissions suffered by the Issuing Lender in connection with Letters issued by it or proposed to be issued by it and any documentation pertaining to such Letters as fully as if the term “Administrative Agent” as used in Article 14 included the Issuing Lender with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Issuing Lender.

(h)	Immediately upon the issuance of each Letter, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Issuing Lender a risk participation in such Letter in an amount equal to the product of such Lender’s Pro ~~Rate~~Rata Share times the amount of such Letter.

(i)	None of the Issuing Lender, the Administrative Agent nor any correspondent, participant or assignee of the Issuing Lender shall be liable to any Lender for (i) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in connection herewith at the request or with the approval of the Lenders or the Majority Lenders, as applicable, (ii) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in the absence of such party’s gross negligence or wilful misconduct; or (iii) any deficiency in the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter.

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3.13	Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States Dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of ~~LIBOR~~Adjusted Term SOFR Rate or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States Dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of ~~LIBOR~~Adjusted Term SOFR Rate or the Alternate Base Rate Canada, as the case may be, or by reason of a change since the date hereof in any Applicable Law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in ~~LIBOR~~Adjusted Term SOFR Rate or the Alternate Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any ~~Governmental Authority~~Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States Dollar advances in Canada as contemplated herein, then, as applicable:

(a)	the right of the Borrower to obtain any credit in United States Dollars by way of Base Rate Canada Loans, ~~LIBOR~~Term Benchmark Loans or Letters, as applicable, shall be suspended until such Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any credit in United States Dollars by way of Base Rate Canada Loans or ~~LIBOR~~Term Benchmark Loans, as applicable, is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)	if any ~~LIBOR~~Term Benchmark Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a ~~LIBOR~~Term Benchmark Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted to a Base Rate Canada Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law ) or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such ~~LIBOR~~Term Benchmark Loan shall be converted to a Prime Rate Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law ) in the

Credit Agreement

principal amount equal to the Canadian Dollar Equivalent of the principal amount of such ~~LIBOR~~Term Benchmark Loan; and

(d)	if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a ~~LIBOR~~Term Benchmark Loan at such time, be immediately converted to a ~~LIBOR~~Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a ~~LIBOR~~Term Benchmark Loan at such time, it shall be immediately converted to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of the Base Rate Canada Loan.

In the event that any of the events listed above results in a limitation of the amount of loans made by such Lender which can bear interest at ~~LIBOR~~Adjusted Term SOFR Rate or the Alternate Base Rate Canada, as the case may be, or the amount of United States Dollar advances which such Lender can make in Canada, such Lender agrees to use good faith to allocate, in reasonable fashion, the available amounts amongst its borrowers as is reasonably practicable.

ARTICLE 4

DRAWDOWNS

4.1	Drawdown Notice

Subject to the provisions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying, as applicable:

(a)	the date the credit is to be obtained;

(b)	whether the credit is to be obtained by way of a Loan, a Bankers’ Acceptance or Letter;

(c)	in the case of any credit to be obtained by way of a Loan, the principal amount thereof;

(d)	if the credit is to be obtained by way of Bankers’ Acceptances, the aggregate face amount of the Bankers’ Acceptances to be issued and the term of the Bankers’ Acceptances;

(e)	in the case of any credit to be extended by way of ~~LIBOR~~Term Benchmark Loan, the applicable Interest Period;

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(f)	if the credit is to be obtained by way of Letter, the named beneficiary of the Letter and address of such beneficiary, the documents to be presented by such beneficiary in case of any drawing thereunder, the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder, the purpose and nature of the requested Letter, the maturity date, amount and currency of the Letter and all other terms of the Letter (including the proposed form of the Letter and such other matters as the Issuing Lender may require); and

(g)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

4.2	Subsidiary Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule K hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Letter presented to and paid by the relevant Issuing Lender in accordance with such Letter.

ARTICLE 5

ROLLOVERS

5.1	~~LIBOR~~Term Benchmark Loans and BA Equivalent Loans

Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3 requested the Lenders to continue to extend credit by way of ~~LIBOR~~Term Benchmark Loans or BA Equivalent Loan, as the case may be, to replace all or a portion of an outstanding a ~~LIBOR~~Term Benchmark Loan or BA Equivalent Loan, as the case may be, as it matures, each Lender shall, on the maturity of such ~~LIBOR~~Term Benchmark Loan or BA Equivalent Loan, as the case may be, continue to extend credit to the Borrower by way of a ~~LIBOR~~Term Benchmark Loan or BA Equivalent Loan, as the case may be, (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured ~~LIBOR~~Term Benchmark Loan or BA Equivalent Loan, as the case may be or the portion thereof to be replaced.

5.2	Bankers’ Acceptances

Subject to Section 3.4 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to accept its drafts to replace all or a portion of outstanding Bankers’ Acceptances as they mature, each relevant Lender shall, on the maturity of such Bankers’ Acceptances, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers’ Acceptances or the portion thereof to be replaced.

5.3	Rollover Notice

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The notice to be given to the Administrative Agent pursuant to Section 5.1 or 5.2 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing Bankers’ Acceptances, BA Equivalent Loan or ~~LIBOR~~Term Benchmark Loan, as the case may be;

(b)	the face amount of the maturing Bankers’ Acceptances or the principal amount of the maturing ~~LIBOR~~Term Benchmark Loan or BA Equivalent Loan, as the case may be, and the portion thereof to be replaced;

(c)	in the case of a maturing ~~LIBOR~~Term Benchmark Loan, the Interest Period or Interest Periods of the replacement ~~LIBOR~~Term Benchmark Loans;

(d)	in the case of maturing Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term or terms of the new Bankers’ Acceptances; and

(e)	in the case of maturing BA Equivalent Loans, the aggregate principal amount of the new BA Equivalent Loans and the term or terms of the new BA Equivalent Loans.

5.4	Rollover by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Bankers’ Acceptance or BA Equivalent Loan, as the case may be, rollover such Bankers’ Acceptance or BA Equivalent Loan, as the case may be, into a Bankers’ Acceptance or BA Equivalent Loan, as the case may be, having a term of thirty (30) days or such other period as the Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.3.

ARTICLE 6

CONVERSIONS

6.1	Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to convert all or a portion of an outstanding Loan (other than a BA Equivalent Loan) into another type of Loan (other than a BA Equivalent Loan), each Lender shall, on the date of conversion, continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted or the Exchange Equivalent thereof.

6.2	Converting Loan to Bankers’ Acceptances

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Subject to Section 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to accept its drafts to replace all or a portion of an outstanding Loan and, if a BA Equivalent Loan is to be replaced, the date of conversion is the date on which such Loan matures, each Lender shall, on the date of conversion and concurrent with the payment by the Borrower to each Lender of the principal amount of such outstanding Loan or the portion thereof which is being converted, accept the Borrower’s draft or drafts having an aggregate face amount as provided in the Conversion Notice.

6.3	Converting Bankers’ Acceptances to Loan

Each Lender shall, on the maturity date of a Bankers’ Acceptance which such Lender has accepted, pay to the holder thereof the face amount of such Bankers’ Acceptance. Subject to Section 3.1, and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of outstanding maturing Bankers’ Acceptances into a particular type of Loan, each relevant Lender shall, upon the maturity date of such Bankers’ Acceptances and the payment by such Lender to the holders of such Bankers’ Acceptances of the aggregate face amount thereof, make credit available to the Borrower by way of the Loan into which the matured Bankers’ Acceptances or a portion thereof are converted in the aggregate principal amount as provided in the Conversion Notice. Where a particular Non-BA Lender has funded the Borrower by way of a BA Equivalent Loan rather than by way of Bankers’ Acceptances, the provisions of this Section 6.3 as they relate to Bankers’ Acceptances shall apply mutatis mutandis to such BA Equivalent Loan.

6.4	Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1, 6.2 or 6.3 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	whether an outstanding Loan or Bankers’ Acceptances are to be converted and, if an outstanding Loan is to be converted, the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the face amount of the Bankers’ Acceptances or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan or Bankers’ Acceptances into which the outstanding Loan or Bankers’ Acceptances are to be converted;

(e)	if an outstanding Loan is to be converted into a ~~LIBOR~~Term Benchmark Loan, the applicable Interest Period of the new ~~LIBOR~~Term Benchmark Loan; and

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(f)	if an outstanding Loan is to be converted into Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued, the term or terms of the new Bankers’ Acceptances.

6.5	Absence of Notice

Subject to Section ~~3.6~~3.7 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Bankers’ Acceptance or BA Equivalent Loan shall be automatically converted to a Prime Rate Loan and a maturing ~~LIBOR~~Term Benchmark Loan shall be automatically converted to a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.4.

6.6	Conversion by Lenders

If a Default has occurred and is continuing at 10:00 a.m. (Toronto time) on the third Banking Day prior to the maturity date of a Bankers’ Acceptance, BA Equivalent Loan or ~~LIBOR~~Term Benchmark Loan, the Administrative Agent may, as applicable, convert such Bankers’ Acceptances or BA Equivalent Loan to a Prime Rate Loan and such ~~LIBOR~~Term Benchmark Loan into a Base Rate Canada Loan, in each case, on their maturity, as though a notice to such effect had been given in accordance with Section 6.4.

6.7	Currency of Conversions

(a)	If the Borrower has requested a conversion of a Loan or Bankers’ Acceptance to a Loan or Bankers’ Acceptance denominated in the same currency, no payment shall be required to be made by the Borrower to the Lenders on such conversion.

(b)	If the Borrower has requested a conversion of a Loan or Bankers’ Acceptance denominated in a different currency, such Borrower shall repay the applicable Loan or Bankers’ Acceptance (or relevant portion) being converted and, subject to the provisions of this Agreement and receipt by the Administrative Agent of such repayment, the Lenders shall, subject to the terms of this Agreement, make their respective Pro Rata share of the advance requested on the conversion to such Borrower on the applicable date.

ARTICLE 7

INTEREST AND FEES

7.1	Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.7, interest on the outstanding principal amount from time to time of each Loan (other than BA Equivalent Loans) made to it under the RT Facility from time to time at the rate per annum equal to:

(a)	the Prime Rate plus the Applicable Margin in the case of each Prime Rate Loan;

(b)	the Alternate Base Rate Canada plus the Applicable Margin in the case of each Base Rate Canada Loan; and

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(c)	~~LIBOR~~Adjusted Term SOFR Rate plus the Applicable Margin in the case of each ~~LIBOR~~Term Benchmark Loan.

7.2	Calculation and Payment of Interest

(a)	Interest on the outstanding principal amount from time to time of each Loan (other than BA Equivalent Loans) and on the amount of overdue interest outstanding thereon from time to time shall accrue from day to day from and including the date on which the credit is obtained by way of such Loan or the date on which such payment of overdue interest was due, as the case may be, to but excluding the date on which such Loan or such overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be (in the case of a Prime Rate Loan or a Base Rate Canada Loan), or divided by 360 (in the case of a ~~LIBOR~~Term Benchmark Loan).

(b)	Accrued interest shall be paid,

(i)	in the case of interest on Prime Rate Loans and Base Rate Canada Loans, monthly in arrears on the third (3rd) Banking Day of each calendar month; and

(ii)	in the case of interest on ~~LIBOR~~Term Benchmark Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Loans are otherwise required to be repaid.

(c)	Interest on each BA Equivalent Loans shall be paid in advance as provided in Section 3.5.

7.3	General Interest Rules

(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)	If the Borrower fails to pay any fee or other amount (other than principal or interest) of any nature payable by it to the Administrative Agent or the Lenders

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hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well before and after judgment) at the rate per annum, calculated and compounded monthly, which is equal to:

(i)	the Alternate Base Rate Canada plus 2% per annum in the case of overdue amounts denominated in U.S. Dollars; and

(ii)	the Prime Rate plus 2% per annum in the case of all other overdue amounts.

Such interest on overdue amounts shall become due and be paid on demand by the Administrative Agent.

7.4	Selection of Interest Periods

With respect to each ~~LIBOR~~Term Benchmark Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)	Interest Periods for ~~LIBOR~~Term Benchmark Loans shall have a duration of 1 month, ~~2 months,~~ 3 months or 6 months (subject to availability);

(b)	the first Interest Period for a ~~LIBOR~~Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5	Standby Fee

Upon the third (3rd) Banking Day of each Fiscal Quarter and upon the termination of the RT Facility, the Borrower shall pay in accordance with Section 3.7, to the Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Margin under the column “Standby Fee” on Schedule H hereto on the daily Available Credit during the most recently completed Fiscal Quarter or part thereof, such fee to accrue daily from the date of the execution and delivery of this Agreement to and including the date on which the RT Facility is terminated. Notwithstanding the foregoing, standby fees shall

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cease to accrue on the unfunded portion of any Individual Commitment of a Lender while it is a Defaulting Lender.

7.6	BA Acceptance Fees

With respect to each BA Draft of the Borrower accepted pursuant hereto and each BA Equivalent Note issued hereunder, the Borrower shall pay to the Lenders, in advance, the BA Acceptance Fee therefor. Such BA Acceptance Fees shall be non-refundable and shall be fully earned when due.

7.7	Letter Fees

The Borrower shall pay to the Administrative Agent, for the benefit of the Lenders in accordance with Section 3.7, with respect to each Letter, an issuance fee upfront annually, calculated at a rate per annum equal to the Applicable Margin on the basis of a year of 365 days and on the amount of, and for the type of Letter (ie. whether a Financial Letter or a Non-Financial Letter), for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrower shall, from time to time, pay to the Issuing Lender, for its own account, (i) its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters and (ii) fronting fees, to the extent applicable, calculated at a rate per annum equal to 0.15% on the basis of a year of 365 days and on the amount of the Letter. Each such payment is non-refundable and fully earned when due.

7.8	Interest and Fee Adjustment

Subject to the limitations expressed in this Section, the changes in the interest rate margins and fee rates contemplated in the definition of Applicable Margin shall be effective on (i) the effective date for any change in the Pricing Rating (as announced by the applicable Major Credit Rating Agency); or (ii) the date of the occurrence of an Event of Default, as the case may be (and, for greater certainty, in the case of acceptance fees, ~~LIBOR~~Adjusted Term SOFR Rate or Letters shall not be effective for that portion of the remaining term of any outstanding Bankers’ Acceptances, ~~LIBOR~~Term Benchmark Loan or Letter on and after such date but shall only be effective on the last day of such term). No change in the Applicable Margin which would result in a reduction of applicable interest rate margins and fee rates hereunder shall be permitted at any time that an Event of Default has occurred and is continuing hereunder. If, at any time, no Major Credit Rating Agency provides the Borrower with a Rating, the lowest Pricing Rating set forth in Schedule H shall apply until changed in accordance with the terms of this agreement.

7.9	~~LIBOR~~Benchmark Replacement Setting

~~7.9.1~~ Notwithstanding anything to the contrary herein or in any other Credit Document ~~(and any hedge contract constituting a swap shall be deemed not to be an “Credit Document” for purposes of this Section 7.9)~~:

~~(a) Replacing LIBOR. On March 5, 2021 the FCA, the regulatory supervisor of the LIBOR’s administrator, the IBA, announced in a public statement the future~~

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~~cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12- month LIBOR tenor settings. On the earlier of (x) the date that all Available Tenors of Libor have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (y) the Early Opt-in Effective Date, if the then-current Benchmark is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Credit Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis and the interest payment dates will be determined by the Administrative Agent pursuant to clause (e) below.~~

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this Section 7.9, if:

(i)	the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Loan, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii)	the Administrative Agent is advised by the Majority Lenders that prior to the commencement of any Interest Period for a Term Benchmark Loan, the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Term Benchmark Loans for such Interest Period, then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Rollover Notice or Conversion Notice, as the case may be, in accordance with the terms hereof, any request for a conversion of any Loan to, or rollover of any Loan as, a Term Benchmark Loan and any Rollover Notice or Conversion Notice, as the case ma that requests an advance of a Term Benchmark Loan shall instead be deemed to be a request for a conversion or rollover of or request for an advance of, as applicable a Base Rate Canada Loan; provided that if the circumstances giving rise to such notice affect only one type of Loan advance, then all other types of Loan advances shall be permitted. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 7.9(a) with respect to the Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the

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relevant Benchmark and (y) the Borrower delivers a new Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, in accordance with the terms hereof, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Term Benchmark Loan (or the next succeeding Banking Day if such day is not a Banking Day), be converted by the Administrative Agent to, and shall constitute, a Base Rate Canada Loan.

(b)	~~Replacing Future Benchmarks. Upon the occurrence of~~If a Benchmark Transition Event~~, the~~  and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then such Benchmark Replacement will replace ~~the then-current~~such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) ~~Business~~Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

~~(c) Benchmark Replacement after a Term SOFR Event. Notwithstanding anything to the contrary herein or in any other Credit Document, if a Term SOFR Event has occurred prior to the time provided for the next setting of the then-current Benchmark, then the sum of (x) Term SOFR and (y) the applicable percentage specified in clause (1)(a) of the definition of Benchmark Replacement will become the applicable Benchmark Replacement and will replace the then-current Benchmark for all purposes hereunder or under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document; provided that this clause (c) will not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a notice of the occurrence of such Term SOFR Event.~~

~~(d) Unavailability of Benchmark. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for an Advance of, conversion to or renewal of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to US Base Rate Loans. During the period referenced in the foregoing sentence, the component of US Base Rate based upon the Benchmark will not be used in any determination of US Base Rate.~~

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(c)	~~(e) Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the~~The Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(d)	~~(f) Notices; Standards for Decisions and Determinations.~~  The Administrative Agent will promptly notify the Borrower and the Lenders of (~~x~~i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement ~~and~~, (~~y~~iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to ~~this~~this Section 7.9, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 7.9.

(e)	~~(g) Unavailability of Tenor of Benchmark.~~ At any time (including in connection with the implementation of a Benchmark Replacement), (~~x~~i) if the then-current Benchmark is a term rate (including the Term SOFR ~~or LIBOR)~~Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may ~~remove any tenor of such~~modify the definition of “Interest Period” for any Benchmark ~~that is~~settings at or after such time to remove such unavailable or non-representative ~~for~~tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) ~~settings and (y)~~or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate ~~any~~ such previously removed tenor ~~for Benchmark (including Benchmark Replacement) settings that has ceased to be unavailable or non-representative~~.

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(f)	Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Term Benchmark Loan of, conversion to or rollover of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any request for a Term Benchmark Loan into a request for an advance of or conversion to a Base Rate Canada Loan. If any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to the Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until such time as a Benchmark Replacement is implemented pursuant to this Section 7.9, any advance of a Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Banking Day if such day is not a Banking Day), be converted by the Administrative Agent to, and shall constitute, a Base Rate Canada Loan.

7.10	Illegality

If at any time any Lender, acting reasonably, determines (which determination shall be conclusive and bind the Borrower) that any Change in Law has made it unlawful or impossible for that Lender to make, fund or maintain its Pro Rata Share in any advance of a Loan or to give effect to its obligations in respect of such advance of a Loan (an “Affected Advance”), that Lender (for the purposes of this Section 7.10, the “Affected Lender”) will promptly notify the Administrative Agent who will promptly notify the Borrower. Upon giving such notice, the obligation of the Affected Lender to make or continue its Pro Rata Share of any Affected Advance shall be suspended for so long as such condition exists. Thereafter, and until the Administrative Agent notifies the Borrower otherwise, the Borrower shall not have the right to require such Affected Lender to make its Pro Rata Share of such Affected Advance available in the manner requested. Rather, except as otherwise provided in the next sentence, such Pro Rata Share shall be made available by way of U.S. Dollars (if the Affected Advance is a Term Benchmark Loan) which shall bear interest payable in the same manner as any Base Rate Canada Loan, from the expiry of the Period End Date of the Affected Advance. If, however, the Affected Advance is a Base Rate Canada Loan or Prime Rate Loan, the Borrower shall forthwith prepay the Affected Lender’s Pro Rata Share of such Affected Advance and the Affected Lender shall not be required to make its Pro Rata Share of such Affected Advance available in any manner.

7.11	CDOR Discontinuation

(a)	If the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or the Majority Lenders notify the Administrative Agent that the Borrower or Majority Lenders (as applicable) have determined that:

(i)	adequate and reasonable means do not exist for ascertaining the CDOR Rate, including because the “CDOR Page” of Refinitiv Benchmark Services (UK) Limited (or any page substitute therefor) is not available or published on a current basis for the applicable interest period and such circumstances are unlikely to be temporary;

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(ii)	the administrator of the CDOR Rate or an Official Body having jurisdiction has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(iii)	an Official Body having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(iv)	syndicated loans currently being executed, or that include language similar to that contained in this Section 7.11, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then, reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Administrative Agent and the Borrower may amend this agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Banking Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Administrative Agent written notice that such Majority Lenders do not accept such amendment.

(b)	If no CDOR Successor Rate has been determined and the circumstances under clause 7.11(a)(i) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Banker’s Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or interest periods). Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or interest periods) or, failing that, will be deemed to have converted such request into a request for Prime Rate Loan (subject to the foregoing clause (b)) in the amount specified therein.

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(c)	Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this agreement. In addition, the CDOR Rate shall not be included or referenced in the definition of Prime Rate.

7.12	Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Alternate Base Rate Canada, the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, the CDOR Rate, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Alternate Base Rate Canada, the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Benchmark Replacement Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Alternate Base Rate Canada, the Term SOFR Reference Rate, Term SOFR Rate, Adjusted Term SOFR Rate, the CDOR Rate, or any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Alternate Base Rate Canada, the Term SOFR Reference Rate, Term SOFR Rate, Adjusted Term SOFR Rate, the CDOR Rate or any other Benchmark, in each case pursuant to the terms of this agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

~~7.9.2 In this Section 7.9, the following terms have the meanings set out below“~~

~~“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (i) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an interest period or (ii) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.~~

~~“Benchmark” means, initially, the LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to this Section 7.9, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” will include, as applicable, the published component used in the calculation thereof.~~

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~~“Benchmark Replacement” means, for any Available Tenor:~~

~~1)           For purposes of clause (a) of this Section 7.9, the first alternative set forth below that can be determined by the Administrative Agent:~~

~~a)           the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration, or~~

~~b)           the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of the LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this Section 7.9; and~~

~~2)           For purposes of clause (b) of this Section 7.9, the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated credit facilities at such time; provided that, if the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.~~

~~“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “Business Day,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or renewal notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).~~

~~“Benchmark Transition Event” means, with respect to any then-current Benchmark other than the LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark~~

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~~or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that:~~

~~a)          such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or~~

~~b)          all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.~~

~~“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated credit facilities; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.~~

~~“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Montréal time) on the fifth (5th) Business Day after the date notice of such Early Opt -in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.~~

~~“Early Opt-in Election” means the occurrence of:~~

~~a)          a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and~~

~~b)          the joint election by the Administrative Agent and the Borrower to trigger a fallback from Libor and the provision by the Administrative Agent of written notice of such election to the Lenders.~~

~~“FCA” means the Financial Conduct Authority.~~

~~“Floor” means the benchmark rate floor, if any, provided in this Agreement with respect to Libor.~~

~~“IBA” means the ICE Benchmark Administration.~~

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~~“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.~~

~~“SOFR” means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).~~

~~“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.~~

~~“Term SOFR Event” means the determination by the Administrative Agent that (i) Term SOFR has been recommended for use by the Relevant Governmental Body, (ii) the administration of Term SOFR is administratively feasible for the Administrative Agent and (iii) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement that is not based on Term SOFR.~~

ARTICLE 8

RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Change of Circumstances

(a)	If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any Official Body (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Credit Party or in the interpretation or administration thereof or any compliance by any Credit Party therewith:

(i)	prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Credit Party shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Credit Party to continue to maintain and fund

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such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)	imposes or requires any reserve, special deposit requirements or tax (excluding Excluded Taxes and Taxes in respect of which amounts are payable by the Borrower to a Credit Party under Section 8.6), shall establishes an appropriate amount of capital to be maintained by such Credit Party or imposes any other requirement or condition which results in an increased cost to such Credit Party of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Credit Party with respect to any credit under this agreement or reduces such Credit Party’s effective return hereunder or on its capital or causes such Credit Party to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Credit Party, the Borrower shall immediately pay to such Credit Party such amounts as shall fully compensate such Credit Party for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Credit Party for any such increased or imposed costs, reductions, payments or foregone returns. Such Credit Party shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Credit Party setting forth the amount of compensation to be paid to such Credit Party and the basis for the calculation of such amount. Notwithstanding this Section 8.2(a)(ii), the Borrower shall not be liable to compensate such Credit Party for any such cost, reduction, payment or foregone return occurring more than ninety (90) days before receipt by the Borrower of the aforementioned notification from such Credit Party; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all requests, rules, guidelines or directives thereunder or issued in connection therewith and promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall be deemed to be a “Restraint”, regardless of the date enacted, adopted, promulgated or issued.

(b)	Each Credit Party agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Credit

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Party through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Credit Party in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Credit Party and would not, in such Credit Party’s sole discretion, be commercially unreasonable.

8.3	Replacement of Lenders

(a)	If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a), or if any Lender becomes either a Defaulting Lender or a Lender in respect of which any amounts are paid or become payable by the Borrower pursuant to Section 8.6 (each such Lender, an “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the RT Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the RT Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the RT Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the RT Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the RT Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the RT Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such

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Assenting Lender by the amount of such assumption. For certainty, the Borrower shall not be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender. In the event that an Affected Lender is not replaced pursuant to the foregoing provisions and provided (x) no Default or Event of Default has occurred and is continuing at the time of any such prepayment and cancellation or would arise immediately thereafter and (y) such prepayment and cancellation is not prohibited by Applicable Law, the Borrower may, upon five Banking Days’ notice to the Affected Lender and the Administrative Agent, cancel the Individual Commitment of such Affected Lender and prepay advances of such Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to such Affected Lender hereunder (such payments shall be made to the Administrative Agent), and, upon such notice and prepayment by the Borrower, such Affected Lender shall cease to be a “Lender” for all purposes of this agreement and shall no longer have any obligations hereunder.

(b)	The Borrower may, by notice to the Administrative Agent (a “Replacement Lender Notice”), from time to time prior to the Maturity Date, request that the amount of the Individual Commitments with respect to the RT Facility be increased by the aggregate amount of any Individual Commitments cancelled under the RT Facility pursuant to this section (which have not been replaced) specifying the Lenders and/or proposed new Lenders that have agreed to accept Individual Commitments with respect to the RT Facility in the aggregate amount of such requested increase. For certainty, the aggregate Individual Commitments under the RT Facility shall not exceed at any particular time the RT Credit Limit minus the aggregate of any permanent reductions to the RT Facility made by the Borrower pursuant to Section 2.3.

(c)	Each Replacement Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an increased Individual Commitment with respect to the RT Facility and setting out the amount of that commitment. The establishment of that Replacement Lender’s Individual Commitment with respect to the RT Facility shall, subject to Section 8.3(f), take place with effect from the second Banking Day following the date of the delivery of such notice to the Administrative Agent. Upon the establishment of that Replacement Lender’s increased Individual Commitment with respect to the RT Facility, Schedule A hereto shall be deemed to be amended to evidence the Individual Commitment with respect to the RT Facility of that Replacement Lender by the amount of such increase.

(d)	Any Replacement Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its sole discretion exercised reasonably. Upon delivery to the Administrative Agent of a Replacement Lender Agreement executed by the Borrower and a Replacement Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Replacement Lender Agreement whereupon this agreement and each

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other Credit Document shall, subject to Section 8.3(f) and (g), henceforth be read and construed as if such Replacement Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the RT Facility that the Replacement Lender has agreed to accept and all references to any Lenders in any Credit Document shall (to the extent the context so admits) be construed accordingly. Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Replacement Lender. Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Replacement Lender Agreement relating to each Replacement Lender. Each Lender agrees that it will be bound by the terms of each such Replacement Lender Agreement so completed and executed by the Administrative Agent.

(e)	The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments with respect to the RT Facility arising pursuant to Section 8.3(c) and (d).

(f)	No increase in or establishment of, any Individual Commitment with respect to the RT Facility pursuant to this Section 8.3 shall be permitted at any time that a Default or Event of Default has occurred and is outstanding.

(g)	On the first Banking Day following any deemed amendment to Schedule A pursuant to Section 8.3(c) and (d), the Administrative Agent shall advise the Replacement Lender in writing of (i) the aggregate outstanding credit under the RT Facility already advanced by the Lenders to the Borrower (the “Existing Facility Indebtedness”) and (ii) its Pro Rata Share of the Existing Facility Indebtedness. Within one Banking Day of receipt of such notice from the Administrative Agent, the Replacement Lender shall pay to the Administrative Agent, for the pro rata benefit of each Lender, its Pro Rata Share of the Existing Facility Indebtedness whereupon the Administrative Agent shall disburse such proceeds to the Lenders in accordance with Section 3.7.

8.4	Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them:

(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

(i)	the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent; or

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(ii)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent or from the Administrative Agent to the Borrower; or

(b)	with respect to any Bankers’ Acceptance or Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by the Borrower hereunder in respect of such Bankers’ Acceptance or Letter or the enforcement of the Administrative Agents’ or Lenders’ rights hereunder in respect of such Bankers’ Acceptance or Letter including legal proceedings attempting to restrain the Lenders (including the Issuing Lender) from paying any amount under such Bankers’ Acceptance or Letter; or

(c)	in converting U.S. Dollars into Canadian Dollars or Canadian Dollars into U.S. Dollars as a result of the failure of the Borrower to make repayments of outstanding credit hereunder in the currency in which such outstanding credit was denominated.

Notwithstanding the foregoing, the Borrower shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is incurred while such Lender is a Defaulting Lender.

8.5	Indemnity for Transactional and Environmental Liability

(a)	The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable documented and invoiced legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, an Indemnified Party or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.

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(b)	All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(c)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(d)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

(e)	The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(e).

8.6	Gross-Up for Taxes

(a)	Any and all payments made by the Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Credit Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Credit Party, the Borrower shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)	except with respect to Excluded Taxes, pay to the relevant Credit Party in addition to the Payment to which such Credit Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Credit Party (free and clear of, and net of, any such Taxes, including the full amount of any Taxes (other than Excluded Taxes) required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower or such Credit Party) equals the full amount the such Credit Party would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

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(iv)	pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to such Credit Party under this Section 8.6(a)), within the time period required by Applicable Law; and

(v)	as promptly as possible thereafter, forward to such Credit Party an original official receipt (or a certified copy), or other documentation reasonably acceptable to such Credit Party evidencing such payment to such Official Body.

(b)	In addition, the Borrower agrees to pay any and all present or future Other Taxes.

(c)	The Borrower hereby indemnifies and holds harmless each Credit Party, for the full amount of Taxes (other than Excluded Taxes) and Other Taxes, levied, imposed or assessed against (and whether or not paid directly by) any Credit Party. In addition, the Borrower hereby indemnifies each Credit Party for all Taxes, penalties and reasonable expenses imposed or incurred by such Credit Party, resulting from or relating to the Borrower’s failure to:

(i)	remit to the Administrative Agent or any Credit Party the documentation referred to in Section 8.6(a)(v); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Taxes were correctly or legally assessed. Any Credit Party who pays any Taxes (other than Excluded Taxes) or Other Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date any Credit Party makes written demand therefor accompanied by a certificate as to the amount of such Taxes, Other Taxes interest and expenes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Credit Party shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(e)	If any Credit Party receives a refund of Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund in the good faith judgment of such Credit Party is attributable to the Taxes giving rise to such payment made

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by the Borrower, then such Credit Party shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund), net of the reasonable out-of-pocket expenses of such Credit Party, which the Credit Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. The Borrower, upon the request of any Credit Party, agrees to repay to such Credit Party any portion of any such refund paid over to the Borrower that such Credit Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties, reasonable expenses or other charges paid by the such Credit Party as a result of or related to such payment to such Official Body. No Credit Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund. No Credit Party shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

(f)	Any Lender that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such Payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes. In addition, (i) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Banking Days thereof notify the Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(f) that such Lender is not legally able to deliver.

(g)	If a payment made to a Credit Party under any Credit Document would be subject to U.S. federal withholding tax imposed by FATCA if such Credit Party were to fail to comply with the applicable reporting requirements of FATCA, such Credit Party shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Applicable Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code of 1986) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and Administrative Agent to comply with

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their obligations under FATCA and to determine that such Credit Party has complied with such Credit Party’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for the purposes of this clause (g), “FATCA” shall include any amendments made to FATCA after the date of this agreement.

(h)	The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the RT Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder and thereunder.

ARTICLE 9

REPAYMENTS AND PREPAYMENTS

9.1	Repayment of RT Facility

The Borrower shall repay to the Lenders in full the outstanding credit under the RT Facility together with all accrued and unpaid interest and all accrued and unpaid fees with respect thereto on the Maturity Date.

9.2	Repayment of Credit Excess

In the event that there is a Credit Excess at any time, the Borrower shall ~~repay~~pay to the Lenders, within three days of demand thereof, the amount of such Credit Excess. Each such repayment shall be deposited by the Administrative Agent in a segregated account and held in trust for the Lenders to be applied to repay outstanding Accommodations as they mature or, as applicable, to satisfy reimbursement obligations with respect to outstanding Letters as such Letters are drawn upon, as the case may be.

9.3	Mandatory Repayment

With respect to any issuance of Shares (or rights in respect of Shares) of a Group Member during the Modification Period (including any such issuances in connection with the Specified IPO, but other than Shares (or rights in respect of Shares) issued among Group Members), if the Leverage Ratio of the Borrower at the time of such issuance is not less than or equal to 4.00:1.00, the Borrower shall or shall cause 100% of the net cash proceeds in excess of $10,000,000 in any Fiscal Year from such issuance to be applied towards the prepayment of Advances then outstanding under the RT Facility within three (3) Banking Days of the date on which such proceeds were received by the Borrower.

9.4	~~9.3~~ Voluntary Prepayments

Subject to Section ~~9.4~~9.5, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the RT Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment and any such prepayment of all or any portion of any Loan shall be in an amount of no less than $1,000,000 and otherwise in integral multiples of $100,000 in excess thereof. Amounts under the RT Facility which have been prepaid as aforesaid may be re-borrowed. Other than any payments required

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pursuant to Section 8.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section ~~9.3~~9.4.

9.5	~~9.4~~ Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section ~~9.3~~9.4. Such notice (a “Prepayment Notice”) shall be in the form of Schedule L, shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000).

9.6	~~9.5~~ Reimbursement or Conversion on Presentation of Letters

(a)	On presentation of a Letter and payment thereunder by the Issuing Lender, the Borrower shall forthwith pay (and in any event no later than 11:00 a.m. (Toronto time) on the date of any payment by the Issuing Lender under a Letter) to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by Issuing Lender pursuant to such Letter. Failing such payment, the Borrower shall be deemed to have effected, notwithstanding any other provision hereof, a conversion of such Letter to the extent of the payment of the Issuing Lender thereunder.

(b)	If the Issuing Lender makes payment under any Letter and the Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section ~~9.5~~9.6(a) shall apply to deem, in the case of a Letter denominated in Canadian Dollars, a Prime Rate Loan to be outstanding to the Borrower and, in the case of a Letter denominated in U.S. Dollars, a Base Rate Canada Loan, in each case, to be outstanding to the Borrower under this agreement in the manner therein set out regardless of whether the conditions set forth in Section 12.1 are satisfied. Each Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by the Issuing Lender such that each Lender is participating in the deemed Loan in accordance with its Pro Rata Share. The obligation of each Lender to pay the Issuing Lender its Pro Rata Share of each such deemed Loan shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defence or other right which such Lender may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c)	Each Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse the Issuing Lender therefor.

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(d)	Until each Lender funds its Loan pursuant to this Section ~~9.5~~9.6 to reimburse the Issuing Lender for any amount drawn under any Letter, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of the Issuing Lender.

(e)	If any Lender fails to immediately make available to the Administrative Agent for the account of the Issuing Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section ~~9.5~~9.6, the Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Issuing Lender at a rate per annum equal to the 30 day BA Discount Rate, in each case plus the Applicable Margin from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Issuing Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid (exclusive of interest and fees) shall constitute such Lender’s Pro Rata Share of the relevant Loan. A certificate of the Issuing Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section ~~9.5~~9.6(e) shall be conclusive absent manifest error.

9.7	~~9.6~~ Letters Subject to an Order; Scheduled Maturity of Letters

To the extent the scheduled maturity date of any Letter is a date later then the Maturity Date then in effect, the Borrower shall pay to the Issuing Lender for deposit to the Letter Cash Collateral Account an amount equal to the maximum amount available to be drawn under any such Letters in the currency in which such Letter is denominated.

9.8	~~9.7~~ Reimbursement Obligation for Maturing Bankers’ Acceptances

The Borrower hereby unconditionally agrees to pay to the Lenders on the maturity date (whether at stated maturity, by acceleration or otherwise) of each Bankers’ Acceptance drawn by the Borrower the undiscounted face amount of such then-maturing Bankers’ Acceptance. The obligation of the Borrower to reimburse the Lenders for then-maturing Bankers’ Acceptances may be satisfied by the Borrower by:

(a)	paying to the Lenders, in accordance with Section 3.7, on the maturity date of such Bankers’ Acceptances an amount equal to the aggregate undiscounted face amount thereof, provided that the Borrower shall notify the Administrative Agent of its intention to reimburse the Lenders in such manner prior to 10:00 a.m. (Toronto time) on such maturity date;

(b)	replacing the maturing Bankers’ Acceptances with new Bankers’ Acceptances in accordance with Section 5.2; or

(c)	converting the maturing Bankers’ Acceptances into a Loan in accordance with Section 6.3, 6.5 or 6.6.

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In no event shall the Borrower claim from the Lenders any grace period with respect to the aforesaid obligation of the Borrower to reimburse the Lenders.

9.9	~~9.8~~ Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Credit Parties, as of the Closing Date, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Credit Parties are relying upon such representations and warranties in entering into this agreement and the Credit Documents and in extending credit hereunder:

(a)	Status and Power of Group Members. Each Group Member is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Group Member is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect. Each Group Member has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties and, to carry on its business as now conducted. The Borrower has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by the Borrower of the Credit Documents to which it is a party. The Borrower has duly executed and delivered each of the Credit Documents to which it is a party. The Credit Documents to which the Borrower is a party are legal, valid and binding obligations of the Borrower, enforceable against it in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)	Compliance with Other Instruments. The execution, delivery and performance by the Borrower of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a material

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default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration, if any, relating to the Borrower or of any Applicable Law to which the Borrower or its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower is a party or is otherwise bound or by which the Borrower benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than such consents as have been obtained and are in effect.

(d)	Financial Statements. The consolidated and unconsolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, made available to the Agent and the Lenders pursuant to this Agreement were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The consolidated and unconsolidated balance sheet of the aforesaid financial statement fairly presents the financial condition and assets and liabilities of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby (subject, in the case of any interim financial statements, to normal year-end adjustments and the absence of footnotes).

(e)	Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Group Member) pending or threatened in writing against or affecting any Group Member before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Company has good title to all of its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)	Conduct of Business, Compliance. No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) which could reasonably be expected to have a Material Adverse Effect. Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)	Outstanding Defaults. No Material Adverse Effect has occurred and is continuing. No Default or Event of Default has occurred and is continuing or would result from incurring any Obligations by any Company.

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(i)	Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Borrower operates in a country that is a member of the Financial Action Task Force. The Borrower is not a charity registered with the Canada Revenue Agency nor does it solicit charitable financial donations from the public.

(j)	Tax Returns and Taxes. Each Group Member has filed all material Tax returns and material Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except (i) any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books or (ii) where the failure to so file or pay could not reasonably be expected to have a Material Adverse Effect.

(k)	Corporate Structure. As of the Closing Date, the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences intercorporate share ownership.

(l)	Assets Insured. The Companies maintain insurance (including, without limitation, business interruption insurance, property insurance and general liability insurance) with responsible insurance carriers and in such amounts and covering such risks as have been determined, acting reasonably, by the Borrower and each Company to be appropriate and prudent in the circumstances, except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(m)	Sanctions. None of the transactions contemplated by the Credit Documents, nor the execution and delivery thereof, violates the Sanctions and each Group Member is in compliance with all Sanctions. Furthermore, none of the Borrower, any Subsidiary or Affiliate of it or any director, officer, employee or agent of the Borrower or any other Group Member or Affiliates is a Sanctioned Person and none of the Borrower and any other Group Member or Affiliates engages in any dealings or transactions with a Sanctioned Person.

(n)	Anti-Money Laundering Legislation. Each Group Member has adopted and maintains adequate procedures and controls as are required by Applicable Law to ensure that it is in compliance to the extent such Group Member is legally required to comply with such Anti-Money Laundering Legislation.

(o)	Labour Matters. There are no strikes or any other labour disputes against any Company pending or, to the knowledge of the Borrower, threatened which could reasonably be expected to have a Material Adverse Effect.

(p)	Pari Passu. The obligations of the Borrower under this agreement and each other Credit Document to which the Borrower is a party rank at least pari passu in right of payment with all of the Borrower’s present and future other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

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(q)	Intellectual Property. Each of the Companies owns or licenses all Intellectual Property required to be able to carry on its business (without any known conflict with, or infringement of, the rights of others) and all such licenses are in full force and effect except where the failure to own or licence such Intellectual Property or to maintain such licenses in full force and effect (or any conflict with, or infringement of, the rights of others) could not reasonably be expected to result in a Material Adverse Effect.

(r)	Unfunded Pension Liabilities of the Borrower. All employee and employer contributions and premiums under the Borrower’s pension plans, if any, and benefit plans have been made and the fund or funds established under such plans are funded in accordance with applicable regulatory requirements and the rules of such plans and there exists no going concern unfunded actuarial liabilities or solvency deficiencies thereunder to the extent such plans exists.

10.2	Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive until the execution and delivery of this agreement until the RT Facility Termination Date, notwithstanding any investigation made at any time by or on behalf of any Credit Party.

ARTICLE 11

COVENANTS

11.1	Affirmative Covenants

The Borrower hereby covenants and agrees with the Credit Parties that, until the RT Facility Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Prompt Payment. The Borrower shall duly and punctually pay or cause to be paid to the Agent and Lenders (including, the Issuing Lender and the Swingline Lender) all amounts payable under each Credit Document at the dates and places, in the currency and in the manner mentioned herein.

(b)	Financial Reporting. The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent):

(i)	within 60 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon (without any qualification or exception as to the scope of such audit) to the effect that such financial statements present fairly in all material respects the financial condition and results

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of operations of the Borrower in accordance with GAAP consistently applied;

(ii)	within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, copies of the unaudited consolidated financial statements of the Borrower, all certified by a senior financial officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(iii)	concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above (x) a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower and (y) and internally prepared management discussion & analysis for such period; and

(iv)	such other statements, reports and information concerning the Borrower or any of its Subsidiaries as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time, including, any information that may be reasonably requested in respect of any Acquisition.

(c)	Use of Proceeds. The Borrower shall use the proceeds of the RT Facility (x) to refinance its Indebtedness under the Existing Credit Agreement and/or (y) towards its general corporate purposes, including, Permitted Acquisitions.

(d)	Insurance. The Borrower shall, and shall cause each Company to, maintain insurance (including, without limitation, business interruption insurance, property insurance and general liability insurance) with responsible insurance carriers and in such amounts and covering such risks as have been determined, acting reasonably, by the Borrower and each Company to be appropriate and prudent in the circumstances, except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(e)	Reimbursement of Expenses. The Borrower shall, or shall cause the other Companies to, (i) reimburse the Administrative Agent, on demand, for all reasonable and documented and invoiced out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented and invoiced fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments, consents and waivers hereto (whether or not consummated or entered into) and the charges of Intralinks) and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by

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or on behalf of any of them (including the reasonable and documented and invoiced fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents, subject to any agreed fee arrangements between the Borrower and counsel to the Administrative Agent and/or Lenders.

(f)	Pari Passu. The Borrower shall ensure that the payment of its obligations under this agreement and each other Credit Document ranks at least pari passu in right of payment with all of the Borrower’s present and future other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

(g)	Change of Name, Office or Other Information. The Borrower shall provide the Administrative Agent in writing with notice as soon as reasonably practicable of any change in (i) the corporate name of any Company, (ii) the jurisdiction of incorporation of any Company, (iii) any change in its auditors (which as of the Closing Date is Ernst & Young LLP) or (iv) any change in its Fiscal Year.

(h)	Corporate Existence. Except as permitted in Section 11.2(b), the Borrower shall, and shall cause each other Company to, maintain its corporate existence in good standing. The Borrower shall, and shall cause each other Company to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(i)	Conduct of Business. The Borrower shall, and shall cause each other Company to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws and Anti-Money Laundering Legislation), so as to observe and perform all its obligations under leases, licences, registrations, and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom, in each case, where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Company to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations, registrations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(j)	Taxes. The Borrower shall pay, and shall cause each other Group Member to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except (i) when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with GAAP while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest or (ii) where the failure to pay could not reasonably be expected to have a Material Adverse Effect.

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(k)	Notice of Litigation. The Borrower shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Group Member) commenced or threatened in writing against or affecting any Group Member before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(l)	Environmental Matters. The Borrower shall, and shall cause each other Group Member to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect.

(m)	Leverage Ratio. The Borrower shall, at all times, maintain the Leverage Ratio (which shall be measured at each Fiscal Quarter end) ~~at less than or equal to 4.00~~:~~1.00.~~

(i)	during the Modification Period, at less than or equal to 4.50:1.00; and

(ii)	at all times thereafter, at less than or equal to 4.00:1.00.

(n)	Assets under Management. The Borrower shall maintain at all times Assets under Management in excess of $85,000,000,000 (which shall be tested at the end of each Fiscal Quarter).

(o)	Books and Records. The Borrower shall, and shall cause each other Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by GAAP and permit representatives of the Administrative Agent to, subject to Section 15.12, inspect such books of account, records and documents and to make copies therefrom during reasonable business hours; provided that, so long as no Event of Default has occurred and is continuing, any such inspection shall be without material interruption to the business of the Companies and upon reasonable advance notice (and limited to once during any calendar year). Notwithstanding anything in this agreement or any other Credit Document to the contrary, neither the Borrower nor any other Company shall be required to disclose or permit the inspection or examination of any document, information or other matter (i) that constitutes non-financial trade secrets or proprietary information or (ii) in respect of which is prohibited by any requirement of Applicable Law (including any privacy law and disclosure of personal information).

(p)	Notice of Default, Event of Default and Material Adverse Change. Upon the occurrence of a Default, an Event of Default or Material Adverse Change, of

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which the Borrower is aware, the Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default, Event of Default or Material Adverse Change, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.

(q)	Rating of the Borrower. The Borrower shall promptly provide notice to the Administrative Agent of (x) any change in any existing Rating or (y) any obtaining of a new solicited and published Rating.

(r)	Inspection. During any Default or Event of Default that is continuing, the Borrower shall, and shall cause each other Company to, permit the Administrative Agent~~,~~ and the Lenders, from time to time~~, and representatives of the Finance Parties~~, to inspect the operations of any Group Member and for that purpose to enter on any property which is owned and controlled by such Group Member during regular business hours.

(s)	Violations of Anti-Terrorism Laws. If it obtains actual knowledge that (i) any holder of a direct or indirect equity or financial interest in it or (ii) any Group Member is the subject of any enforcement action or restriction under the Anti-Terrorism Laws and/or Applicable Laws relating to money laundering and bribery and corruption, the Borrower shall promptly notify the Administrative Agent in writing thereof. Upon the request of the Administrative Agent, it shall promptly provide any information the Administrative Agent believes is reasonably necessary to be delivered to comply with any Anti-Terrorism Laws and Applicable Laws relating to bribery and corruption.

(t)	Canadian Benefit and Pension Plans. The Borrower shall use its best efforts to ensure that each Canadian Pension Plan and Canadian Benefit Plan is administered in a timely manner in all respects in accordance with the applicable pension plan text, funding agreement, and all Applicable Laws, including the Tax Act.

(u)	Material Subsidiaries. The Borrower shall ensure, at all times, that the Companies collectively generate at least 85% of EBITDA for the most recently completed four Fiscal Quarters, as shown on the most recent compliance certificate delivered to the Administrative Agent pursuant to this agreement. If such compliance certificate discloses that the Companies do not collectively generate at least 85% of EBITDA for the most recently completed four Fiscal Quarters, then the Borrower shall (i) within 10 Banking Days after the delivery of such compliance certificate, designate to the Administrative Agent in writing one or more additional Subsidiaries as a Material Subsidiary. From time to time upon written notice provided to the Administrative Agent not less than 3 Banking Days prior to the effective date thereof (or such shorter period as agreed to by the Administrative Agent), and provided no Default or Event of Default has occurred and is continuing or would result therefrom, the Borrower may designate any Subsidiary to become a Material Subsidiary or any Material Subsidiary to cease to be a Material Subsidiary, provided that in each case, after giving effect thereto the

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Companies collectively generate at least 85% of EBITDA for the most recently completed four Fiscal Quarters, as shown on the most recent compliance certificate delivered to the Administrative Agent pursuant to this agreement.

11.2	Restrictive Covenants

The Borrower hereby covenants and agrees with the Credit Parties that, until the RT Facility Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Liens. The Borrower shall not enter into or grant, create, assume or suffer to exist any Lien affecting any of its properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)	Corporate Existence. The Borrower shall not enter into, or permit any of other Company to enter into, any transaction (whether by way of reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) (each a “Transfer”) whereby all or substantially all of its undertaking or assets would become the property of any other Person, provided that (x) the Borrower and any Subsidiary thereof may consolidate with or amalgamate or merge with, wind-up into, or convey, Transfer all or substantially all of its undertaking or assets in a single transaction or series of transactions to, the Borrower or any other Subsidiary, and provided further that (i) prior to and immediately after giving effect to any such transaction, no Default or Event of Default shall have occurred and be continuing; (ii) the Person resulting therefrom, as applicable, becomes liable under each of the Credit Documents to which each Person entering into the transaction was liable and any confirmations, certificates, opinions or other related documentation reasonably requested by the Administrative Agent have been provided; and (iii) if applicable, the Borrower shall have designated Subsidiaries of the Borrower as Material Subsidiaries as may be necessary for purposes of compliance with Section 11.1(s).

(c)	Distributions. The Borrower shall not:

(i)	during the Modification Period, make any Distribution (including, without limitation, any repurchases or buybacks of its Shares), other than (A) its scheduled, quarterly shareholder dividend Distributions in amounts consistent with, and not to exceed, the amounts paid to shareholders with respect to the Fiscal Quarter ended September 30, 2022; and (B) the purchase of shares of the Borrower in connection with existing employee equity plans in an aggregate amount not to exceed $25,000,000; and

(ii)	~~(c) Distributions. The Borrower shall not~~at any time after the Modification Period, make any Distribution ~~(x)~~ if (A) a Default or Event of Default has occurred and is continuing at the time of making any such Distribution or (~~y~~B) ~~if~~ a Default or Event of Default would arise immediately after the making of any such Distribution.

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(d)	Group Indebtedness. The Borrower shall not, and shall not suffer or permit any other Group Member to, create, incur or assume any Indebtedness other than Permitted Indebtedness.

(e)	Acquisitions. The Borrower shall not, and shall not suffer or permit any other Group Member to, make any Acquisitions other than Permitted Acquisitions.

(f)	Risk Management. The Borrower shall not, and shall not suffer or permit any other Group Member to, enter into any Risk Management Agreement for speculative purposes.

(g)	Change in Business. The Borrower shall not, and shall not suffer or permit any other Company to, make any change whereby the nature of the business carried on by the Borrower and its Material Subsidiaries, taken as a whole, would be materially altered.

(h)	Disposition of Assets. The Borrower shall not, and shall not suffer or permit any other Company to, dispose of all or substantially all of its assets unless otherwise permitted pursuant to the terms of this agreement.

(i)	Transactions with Affiliates. No Company shall enter into any transaction (including, without limitation, any distribution, payment or transfer of assets) with any of its Affiliates or their respective officer’s and/or directors other than (i) transactions that occur in the ordinary course of business or (ii) transactions that are otherwise consistent with such Company’s past practices and, in each case, are otherwise on commercially reasonable terms for the services provided or are otherwise permitted hereunder or by the Majority Lenders.

(j)	Investments. No Group Member shall ~~make any Investment (x)~~ :

(i)	during the Modification Period, make any Investment unless (A) the Leverage Ratio of the Borrower both immediately prior to and after the making of such Investment would be less than or equal to 4.00:1.00, on a pro forma basis, (B) no Default has occurred and is continuing at the time of making any such Investment and (C) no Default would arise immediately after the making of such Investment; and

(ii)	at any time after the Modification Period, make any Investment if (A) a Default has occurred and is continuing at the time of making any such Investment or (~~y~~B) ~~if~~ a Default would arise immediately after the making of any such Investment.

Notwithstanding anything in this Section 11.2(j) to the contrary, for and during the Modification Period, a Group Member shall be permitted to (A) make Investments in another Group Member, (B) make any other Investments in the ordinary course of business, and (C) repurchase by the Borrower or any of its Subsidiaries of the minority Shares of GSFM Pty. Limited, as required under the

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terms of the existing shareholders agreement in respect thereof for an aggregate amount not to exceed $10,000,000, in each case in respect of the foregoing clauses (A), (B), and (C), provided that (x) no Default has occurred and is continuing at the time of making any such Investment and (y) no Default would arise immediately after the making of such Investment.

(k)	Shares of Group. The Borrower shall not permit any other Group Member to enter into or grant, create, assume or suffer to exist any Lien over such Group Member’s Shares to secure any Indebtedness.

(l)	Restrictive Agreements. The Borrower shall not permit any other Group Member to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that, by its terms, prohibits, restricts or imposes any condition upon its ability to pay dividends or other distributions with respect to any share capital or with respect to, or measured by, its profits or to make or repay loans or advances to the Borrower; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by Applicable Law or by this agreement and (ii) the foregoing shall not apply to restrictions applicable only during the continuance of a default under the relevant agreement or if a default under the relevant agreement (including, for certainty, a default under any financial covenant) would occur as a result of the relevant distribution.

11.3	Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, following the occurrence of an Event of Default that is continuing, perform any covenant of a Group Member under this agreement which such Group Member fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12

CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

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(b)	no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)	the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date except to the extent the same expressly relate to an earlier date; and

(d)	the RT Facility has not been terminated pursuant to Section 2.4.

12.2	Conditions Precedent to Effectiveness of Credit Agreement

The effectiveness of this agreement is subject to the fulfilment of the following conditions precedent prior to or concurrent with, the execution of this agreement:

(a)	all outstanding Indebtedness of the Borrower under the Existing Credit Agreement shall have been repaid in full or arrangements satisfactory to the Administrative Agent in its sole and absolute discretion, shall have been made for the repayment of such Indebtedness concurrent with the initial drawdown hereunder and all guarantees and security documents executed and delivered in connection therewith shall have been terminated and released;

(b)	the Borrower has duly executed and delivered to the Administrative Agent each Credit Document to which it is a party, each in form and substance satisfactory to the Administrative Agent;

(c)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of the Borrower;

(ii)	a certificate of status for the Borrower issued by the appropriate governmental body or agency of the jurisdiction in which it is incorporated;

(iii)	a duly certified copy of the resolution of the board of directors of the Borrower authorizing it to execute, deliver and perform its obligations under each Credit Document to which it is a party;

(iv)	a certificate of an officer of the Borrower, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which it is a party;

(v)	a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, (x) no Default or Event of Default has occurred and is continuing or would arise immediately upon effectiveness of this agreement, (y) no Material

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Adverse Change has occurred since December 31, 2020 and (z) the representations and warranties of the Borrower set forth in Section 10.1 are true and correct in all respects;

(vi)	a financial forecast for the following two (2) Fiscal Years, prepared on a quarterly basis for such upcoming Fiscal Years, including, without limitation, balance sheet projections, income and cash flow projections, and statements of changes in financial position for each Fiscal Quarter of such Fiscal Year, pro forma calculations evidencing compliance with Section 11.1(m), in each case, prepared on a consolidated basis;

(vii)	a compliance certificate certified by a senior financial officer of the Borrower evidencing, on a pro forma basis, compliance with Section 11.1(m) immediately following any Accommodation made to the Borrower on the Closing Date; and

(viii)	requisite information to satisfy all applicable requirements under Anti-Money Laundering Legislation at least five (5) Banking Days prior to the Closing Date;

(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and the Lenders an opinion of Blake, Cassels & Graydon LLP, addressed to the Credit Parties, relating to the status and capacity of the Borrower, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents against the Borrower and such other matters in respect of the Borrower as the Lenders may reasonably request; and

(e)	the Borrower shall have paid, or made satisfactory arrangements to pay, the Administrative Agent and Lenders all documented and invoiced fees and expenses (including, for certainty, all fees payable to the Fee Letters and the reasonable, documented and invoiced fees and expenses of the Administrative Agent’s legal counsel) required to be paid pursuant to the Credit Documents on the Closing Date.

12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

12.4	Termination of Existing Credit Agreement and Deemed Outstandings

Upon the effectiveness this agreement pursuant to Section 12.2: (a) other than as set forth in paragraph (d) below, the Borrower is forever released and discharged from all of its obligations under or in respect of the Existing Credit Agreement and the other Credit Documents (as such term is defined under the Existing Credit Agreement), (b) all commitments under the

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Existing Credit Agreement shall be cancelled and no further financial accommodation under the Existing Credit Agreement shall be made, (c) the Existing Credit Agreement and the other Credit Documents (as such term is defined under the Existing Credit Agreement) shall be terminated and of no further force and effect (other than any provisions thereunder that expressly survive termination) and (d) all Advances (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement as of the Closing Date shall become outstanding hereunder as advances of the same type (including, for certainty, all Canadian Prime Rate Loans (as defined in the Existing Credit Agreement) shall be deemed to be outstanding Prime Rate Loans hereunder), in each case, subject to the terms of this agreement.

ARTICLE 13

DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of Section 9.1 or 9.2;

(b)	the failure of any Company to pay any amount due under the Credit Documents (other than amounts due pursuant to any of Section 9.1 or 9.2) within three (3) Banking Days after the payment is due;

(c)	the breach or failure of due performance by the Borrower of Section 11.1(m) or any covenant or provision of 11.2;

(d)	the commencement by any Company or by any other Person of proceedings for the dissolution, liquidation or winding-up of such Company or for the suspension of operations of such Company (other than (i) such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty (30) days after commencement or (ii) proceedings relating to transactions permitted pursuant to 11.2(b));

(e)	except as permitted pursuant to Section 11.2(g), if any Company ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty (30) days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such

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proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(f)	if any representation or warranty made by the Borrower in this agreement or in any other Credit Document proves to have been incorrect when made or furnished and continues to be incorrect for thirty (30) days after the Administrative Agent has given the Borrower notice thereof;

(g)	if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Company in connection with any judgment against it in an amount of at least $50,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within sixty (60) days after its entry, commencement or levy;

(h)	the breach or failure of due observance or performance by the Borrower of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) and such breach or failure continues for thirty (30) days after the Administrative Agent has given the Borrower notice of such breach or failure;

(i)	an event of default under any one or more agreements, indentures or instruments, under which any Company has outstanding Indebtedness in an amount of at least $50,000,000 or under which another Person has outstanding Indebtedness in an amount of at least $50,000,000 which is guaranteed by any Company, shall occur (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by any Company in an amount of at least $50,000,000 which is payable on demand is not paid on demand and at any time thereafter, if any Company fails to pay Indebtedness of at least $50,000,000 when such Indebtedness is due and payable, whether at maturity, upon acceleration or demand;

(j)	any one or more of the Credit Documents to which the Borrower is a party is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of the Borrower, enforceable by the Administrative Agent, the Lenders or any of them against the Borrower and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within thirty (30) days of such determination, provided, however, that such grace period shall only be provided if the Borrower actively cooperates with the Administrative Agent to so replace such Credit Document; or

(k)	the occurrence of a Change in Control,

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the RT Facility (provided, however, that the RT Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in

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clauses (d) ~~above~~ above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clauses 13.1(d) or (e) above).

13.2	Bankers’ Acceptances

The Borrower acknowledges that extensions of credit hereunder by way of Bankers’ Acceptances and BA Equivalent Loans may not be repaid prior to the maturity thereof. If any Bankers’ Acceptance or BA Equivalent Loan is repaid prior to the scheduled maturity date thereof (whether as a result of acceleration, mandatory prepayment or otherwise), the Administrative Agent will invest any funds in respect of such purported repayment in a non-interest bearing cash collateral account maturing on the scheduled maturity date of the Bankers’ Acceptance or BA Equivalent Loan.

13.3	Letters

With respect to any Letters which are outstanding at the time that all indebtedness of the Borrower to the Lenders pursuant to this agreement become immediately due and payable pursuant to Section 13.1, the Borrower shall forthwith pay to the Issuing Lender (or to the Administrative Agent for the account of the Issuing Lender) for deposit to the Letter Cash Collateral Account the then aggregate contingent liability of the Issuing Lender under such Letters. Thereafter, the Administrative Agent shall apply the funds so deposited in the Letter Cash Collateral Account at the direction of the Issuing Lender to (a) satisfy the reimbursement obligations of the Borrower to the Issuing Lender under Section ~~9.5~~9.6 as Letters are drawn upon or (b) refund to the Borrower any amounts payable by the Issuing Lender to the Borrower under Section 13.4.

13.4	Refund of Overpayments

With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Article 9 or Article 13 and provided that all amounts due by the Borrower to the Issuing Lender under Article 9 or Article 13 have been paid, the Issuing Lender agrees to pay to the Borrower, upon the later of:

(a)	if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)	the earlier of:

(i)	the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is

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released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and

(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

13.5	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.6	Set-Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

ARTICLE 14

THE ADMINISTRATIVE AGENT

14.1	Appointment and Authorization of Administrative Agent

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Each Credit Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to execute and deliver, to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Credit Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Credit Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Credit Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2	Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3	Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Credit Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Administrative Agent shall not be under any duty to the Credit Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Credit Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Administrative Agent as Credit Party

With respect to those portions of the RT Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Credit Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Companies and their Affiliates and persons doing business with the Companies and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Credit Parties therefor.

14.6	Responsibility of Administrative Agent

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The duties and obligations of the Administrative Agent to the Credit Parties under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Credit Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Credit Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Credit Party that such Credit Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7	Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Credit Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, or the other Credit Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Credit Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Credit Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Credit Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

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14.9	Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Credit Party or Credit Parties of any of its or their obligations under any of the Credit Documents except for liability or responsibility resulting from any failure, delay or breach caused by the Administrative Agent’s own gross negligence or wilful misconduct;

(b)	to any Credit Party or Credit Parties as a consequence of any failure or delay in performance by, or any breach by, any Company of any of their respective obligations under any of the Credit Documents; or

(c)	to any Credit Party or Credit Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10	Indemnification

The Credit Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Credit Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of the RT Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Companies and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

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(b)	so long as any portion of the RT Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Companies.

14.12	Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving thirty (30) days written notice thereof to the Borrower and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13	Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers and Amendments

(a)	Subject to Sections 14.14(b) - (d) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may only be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such

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failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default (provided that in the case of an amendment the Borrower has complied with such term, covenant or condition as amended).

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)	increase the amount of the RT Facility or the amount of the Individual Commitment of any Lender (other than in accordance with Sections 2.6, 8.3 or 14.14(d));

(ii)	extend the Maturity Date;

(iii)	amend the definitions of “Applicable Margin”, “Change in Control”, “Majority Lenders”, “Exposure” or any definition forming part thereof;

(iv)	extend the time for the payment of interest on Loans or Letters, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the RT Facility whether before or after acceleration;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders; or

(vii)	amend or waive any Borrower Guarantee or Section 14.19.

(c)	The Borrower may at any time that no Default or Event of Default has occurred and is continuing, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b). A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18. Each Lender may in its sole discretion, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within ten (10) Banking Days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request. If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request. If Lenders with Individual Commitments that in the aggregate are greater than 30% of the aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender

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Request, the Administrative Agent shall notify the Borrower and the Lenders that the Unanimous Lender Request has been declined;

(d)	If Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)	On or before the second Banking Day after the Unanimous Lender Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)	Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within ten (10) days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents. If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisitions shall be completed on the date which is fifteen (15) days following the Acquisition Deadline in accordance with the procedures set out in Section 15.5(c). If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders,

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are satisfactory to the Administrative Agent, the Swingline Lender and the Issuing Lender, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the date which is fifteen (15) days following the Acquisition Deadline in accordance with the procedures set out in Section 15.5(c). Any outstanding credit extended by the Declining Lenders to the Borrower under the RT Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the Acquisition Deadline and the amount of the RT Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled. The Borrower shall comply with Section 8.4 in connection with any such prepayment. For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrower under the RT Facility which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders.

(e)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(f)	Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Individual Commitment of such Lender may not be increased or extended without the consent of such Lender.

(g)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Swingline Lender or any Lender which is ~~a Fronting~~an Issuing Lender at the time of such amendment or waiver shall be effective without the prior written consent of such party.

14.15	Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16	Adjustments among Lenders after Acceleration

(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the RT Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the

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other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the RT Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Credit Parties thereunder.

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the RT Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18	Distribution of Notices

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Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Credit Parties.

14.19	Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders, the Administrative Agent shall request each Credit Party to provide to the Administrative Agent a written calculation of such Credit Party’s Exposure, each such calculation to be certified true and correct by the Credit Party providing same. Each Credit Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Credit Party shall, absent manifest error, constitute prima facie evidence of such Credit Party’s Exposure at such time. With respect to each determination of the Exposure of the Credit Parties, the Administrative Agent shall promptly notify the Credit Parties. For the purposes of determining a particular Credit Party’s Exposure:

(a)	the Exposure of a Credit Party under any Credit Documents shall be the aggregate amount (expressed in Canadian Dollars) owing to such Credit Party thereunder on such date; and

(b)	any amount of Obligations of the Borrower denominated in any currency other than Canadian Dollars shall be expressed as the Canadian Dollar Equivalent thereof.

14.20	Application of Payments

Any and all payments received by the Administrative Agent pursuant to the Borrower Guarantees prior to the repayment in full of all credit outstanding under the RT Facility and the termination of the Individual Commitments of the Lenders hereunder, at any time that an Event of Default shall have occurred and be continuing, shall be applied and distributed, as follows:

(a)	firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder;

(b)	secondly, to the payment of the Obligations (other than those referred to in clause (a)) to the Lenders in respect of the RT Facility; in accordance with their relative Exposure; and

(c)	the balance, if any, to payment to the Companies or otherwise in accordance with applicable law.

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14.21	Survival

The provisions of this Article (and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article) shall survive until the RT Facility Termination Date.

14.22	Entering Into Contracts

The Administrative Agent may enter into any Credit Document as agent for and on behalf of the Credit Parties.

14.23	Erroneous Payments By the Administrative Agent

(a)	If the Administrative Agent notifies a Lender or other Credit Party, or any Person who has received funds on behalf of a Lender or other Credit Party under or pursuant to any of the Credit Documents (any such Lender, other Credit Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Credit Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender or other Credit Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, Alternate Base Rate Canada and, in respect of an Erroneous Payment in Canadian Dollars or any other currency, at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 14.23(a) shall be conclusive, absent manifest error.

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(b)	Without limiting the immediately preceding Section 14.23(a), the Payment Recipient hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Credit Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(i)	(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	such Lender or other Credit Party shall (and shall cause any other Payment Recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 14.23(b).

(c)	Each Lender or other Credit Party hereby authorizes the Administrative Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Credit Party under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Lender or other Credit Party from any source, against any amount due to the Administrative Agent under Section 14.23(a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason after demand therefor by the Administrative Agent in accordance with Section 14.23(a), from any Credit Party that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its ~~Loans~~Advances (but not any of its Individual Commitments) under the RT Facility in an amount equal to the less of Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) to the Administrative Agent (such assignment of the ~~Loans~~Advances (but not any of its Individual Commitments) of the RT Facility, the “Erroneous Payment Deficiency Assignment”) at par plus any

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accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an assignment agreement substantially in the form of Schedule C with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Individual Commitments which shall survive as to such assigning Lender and (iv) the Administrative Agent may reflect in the register its ownership interest in the ~~Loans~~Advances subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any ~~Loans~~Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such ~~Loan~~Advance (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitments of any Lender and such Individual Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a ~~Loan~~Advance (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or other Credit Party under the applicable Credit Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)	The Parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Company, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Company or (ii) the proceeds of realization from the enforcement of one or more of the Credit Documents against or in respect of one or more of the Companies Parties, in each case, for the purpose of making such Erroneous Payment.

(f)	To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including waiver of any defense based

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on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Administrative Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g)	Each Party’s obligations, agreements and waivers under this Section 14.23 shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Individual Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Document.

(h)	For the purposes of this Section 14.23, each Lender:

(i)	agrees it is executing and delivering this Agreement with respect to this Section 14.23 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 14.23 and any Person receiving funds under or pursuant to any of the Credit Documents on behalf of such Lender or any of such Affiliates;

(ii)	represents, warrants, covenants and agrees that its Affiliates referred to in this Section 14.23 and any Person receiving funds under or pursuant to any of the Credit Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 14.23; and

(iii)	agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Credit Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 14.23 will be binding upon such Lender and each Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 14.23, in each case, in accordance with and subject to the limitations in Section 14.10.

ARTICLE 15

MISCELLANEOUS

15.1	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally

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delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3	Counterparts

This agreement may be executed and delivered in one or more original or faxed signed counterparts or by sending a scanned or other signed copy by electronic mail or similar means, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5	Assignment

(a)	Except with respect to ~~a Permitted Reorganization~~reorganizations permitted hereunder, neither the Credit Documents nor the benefit thereof may be assigned by the Companies.

(b)	A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to deal solely and directly with and be obligated to the Lender in connection with the Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the Lender under this agreement. The Borrower also agrees

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that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender with the relevant Individual Commitment at the date hereof would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

(c)	With the prior written consent of (i) the Borrower (which consent shall not be required (x) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose at the time of the assignment on the Borrower any liability under Section 8.2 or 8.6 or (y) in circumstances where an Event of Default has occurred and is continuing), (ii) the Administrative Agent, (iii) the Swingline Lender and (iv) the Issuing Lender, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than the lesser of (x) $5,000,000 and (y) the entirety of its Individual Commitment) to one or more Persons (“Purchasing Lenders”). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased; provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1, unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to the Administrative Agent, the Swingline Lender, the Issuing Lender (if applicable) and the Borrower. Upon any such assignment becoming effective, (i) Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender and (ii) the cover page to this agreement shall be deemed to be amended (and counsel to the Administrative Agent is hereby authorized to make any such amendments to the extent requested by the Administrative Agent) to include a reference thereon to the Purchasing Lender as a Lender.

(d)	The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Borrower which has been delivered to them by or on behalf of the Borrower pursuant to this

Credit Agreement

agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Companies prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

15.6	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7	Further Assurances

The Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent, acting reasonably, for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto.

15.8	Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against any Company in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when

Credit Agreement

converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)	The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.9	Anti-Money Laundering Legislation

(a)	The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” applicable laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Credit Parties may be required to obtain, verify and record information regarding the Group and their directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrower and/or any such Subsidiary, and the transactions contemplated hereby. The Borrower shall promptly:

(i)	provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Credit Party, or any prospective assignee thereof, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and

(ii)	if requested from time to time, acting reasonably and in order to comply with applicable AML Legislation, notify the recipient of any such information of any changes thereto.

(b)	If, upon the written request of any Credit Party, the Administrative Agent has ascertained the identity of the Borrower or any of its Subsidiaries or any authorized signatories of the Borrower or any of its Subsidiaries for the purposes of applicable AML Legislation on such Credit Party’s behalf, then the Administrative Agent:

(i)	shall be deemed to have done so as an agent for such Credit Party, and this agreement shall constitute a “written agreement” in such regard between such Credit Party and the Administrative Agent within the meaning of applicable AML Legislation; and

Credit Agreement

(ii)	shall provide to such Credit Party copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the foregoing, each Credit Party agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any of its Subsidiaries or any authorized signatories of the Borrower or any of its Subsidiaries, on behalf of any Credit Party, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any of its Subsidiaries or any such authorized signatory in doing so.

15.10	Anti-Corruption

The Borrower hereby confirms to the Credit Parties that the Borrower and the Companies have instituted and maintain, and will continue to maintain, policies and procedures designed to promote and achieve material compliance with applicable laws prohibiting or restricting the offering, promising, payment or giving of money or value to influence official action, to improperly obtain or retain business or otherwise to secure any improper advantage.

15.11	No Fiduciary Duty

Each Credit Party and its Affiliates (collectively, solely for purposes of this Section 15.11, the “Banks”), may have economic interests that conflict with those of the Borrower, its shareholders and/or their Affiliates. The Borrower acknowledges and agrees that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) (the “Credit Document Transactions”) are arm’s-length commercial transactions between the Banks, on the one hand, and the Borrower, on the other, and (ii) in connection with the Credit Document Transactions and with the process leading thereto, (x) no Bank has assumed an advisory or fiduciary responsibility in favor of the Borrower, its shareholders or its Affiliates with respect to the Credit Document Transactions or the process leading thereto (irrespective of whether any Bank has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Credit Documents and (y) each Bank is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other Person in respect of the Credit Document Transactions except as otherwise expressly set forth in the Credit Documents. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the Credit Document Transactions and the process leading thereto. The Borrower agrees that it will not claim that any Bank has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with the Credit Document Transactions or the process leading thereto except as otherwise expressly set forth in the Credit Documents.

15.12	Confidentiality

Credit Agreement

In connection with the RT Facility and their respective obligations hereunder, each of the Companies will be furnishing to the Credit Parties certain confidential information, including financial information relating to Companies (any such confidential information and any other materials, documents, and information that the Companies may furnish in connection with this agreement and their respective obligations hereunder, together with any analysis, compilations, studies or other documents prepared by any of the Credit Parties or their Representatives that contain or otherwise reflect such information or your review thereof, are collectively called the “Confidential Information”). Notwithstanding the foregoing, the term “Confidential Information” does not include information that (a) is or becomes available to the public other than as a result of a breach of the terms of this agreement; (b) was or becomes available to the Credit Parties or their Representatives on a non-confidential basis from a source other than the Companies or any other Credit Party provided such source was not known by the recipient Credit Party or its Representatives to be prohibited from making such disclosure; or (c) was independently developed by or for the Credit Party without use of or reference to the Confidential Information.

Each Credit Party hereby agrees that neither it nor its Representatives will disclose to, or discuss with, any person, any of the Confidential Information, except that the Credit Party may, in connection with the ongoing evaluation and participation in the RT Facility, disclose the Confidential Information to their Representatives who have a need to know of such information and who are aware of the confidential nature of such information and the Credit Party may disclose the foregoing to any Person with the prior written consent of the Borrower or as is otherwise required by Applicable Law. In the event that any Credit Party or its Representatives become legally compelled to disclose any of the Confidential Information, such Credit Party will, to the extent permitted by Applicable Law, provide the Borrower with prompt notice so that it may seek a protective order or other appropriate remedy. In the event that such a protective order or remedy is not obtained, the Credit Party or, as applicable, its Representatives shall only disclose such Confidential Information as advised by its counsel as being required or necessary by Applicable Law and in a manner reasonably designed to preserve, to the greatest extent possible, such Confidential Information’s confidential nature. Notwithstanding the foregoing, a Credit Party and its Representatives may disclose the Confidential Information to any regulatory or self-regulatory agency (including any bank regulatory authorities) having jurisdiction over the Credit Party or its Representatives in the course of routine reviews or audits for reasons consistent with the performance of such agency’s or regulatory body’s duties. Each Credit Party hereby agrees that, in the event of any breach by it or any of its Representatives of this Section 15.12, the Companies will be entitled to seek equitable relief (including injunction and specific performance) in addition to all other remedies available at law or in equity and that the Credit Party shall be liable for any breach by its Representatives of the terms of this Section 15.12.

15.13	WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON

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CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

15.14	Contractual Recognition of Bail-In

Notwithstanding any other term of any Credit Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Credit Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including:

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Credit Document applicable solely to the relevant Party to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

[The remainder of this page is intentionally left blank.]

Credit Agreement

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

2 Queen Street East 19th Floor		CI FINANCIAL CORP.
Toronto, ON
M5C 3G7		By:
Attention:	Edward Kelterborn
Name:
Telefax:	416.365.0501	Title:

By:
Name:
Title:

Credit Agreement

Commercial National Accounts	THE TORONTO-DOMINION BANK, as Administrative Agent
TD Tower, 12th Floor,
66 Wellington Street West
Toronto, ON M5K 1A2
Attention: Director	By:
Telefax: (416) 982-5535	Name:
Email:	Title:
TDSAgencyAdmin@tdsecurities.com
By:
Name:
Title:

Credit Agreement

The Toronto-Dominion Bank		THE TORONTO-DOMINION BANK, as Lender
Commercial National Accounts
TD Tower, 12th Floor		By:
66 Wellington Street West			Name:
Toronto, ON M5K 1A2			Title:
Attention:	Director
By:
Telefax:	(416) 308-3733		Name:
Title:

Credit Agreement

Canadian Imperial Bank of Commerce		CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
161 Bay Street, 8th Floor
Toronto, ON M5J 2S8		By:
Attention:	Viktoriya Gruzytska		Name:
Title:
Email:	Viktoriya.Gruzytska@cibc.com
By:
Name:
Title:

Credit Agreement

National Bank of Canada		NATIONAL BANK OF CANADA, as Lender
130 King Street, West, Suite 3100
Toronto, Ontario		By:
M5X 1J9			Name:
Title:
Attention:	Gavin Virgo
Telefax:	416 869 6545	By:
Name:
Title:

Credit Agreement

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Toronto-Dominion Bank	$300,000,000	*
Canadian Imperial Bank of Commerce	$300,000,000
National Bank of Canada	$100,000,000
Total	$700,000,000

*inclusive of Swingline sublimit of $10,000,000.

Credit Agreement

SCHEDULE B

COMPLIANCE CERTIFICATE

TO:       THE TORONTO-DOMINION BANK, as Administrative Agent

I, ____________________, the [senior financial officer] of CI Financial Corp., hereby certify that:

1.	I am the duly appointed [chief financial officer] of CI Financial Corp., the Borrower named in the credit agreement dated as of May 27, 2021, (as amended, modified or supplemented from time to time, the “Credit Agreement”) between CI Financial Corp., the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of CI Financial Corp. pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default or Event of Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the financial ratio as contained in Section 11.1(m) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual	Required Amount
(a) Leverage Ratio	______	[•]

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

4.	Assets under Management Value. The attachment hereto shows the calculation of the Assets under Management to be $ which exceeds the prescribed minimum amount of $85,000,000,000.

5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

6.	[The corporate chart attached as Schedule G to the Credit Agreement or last made available to the Administrative Agent pursuant to a prior compliance certificate delivered pursuant to the Credit Agreement remains true and correct in all respects as of the date hereof] OR [Attached hereto is a corporate chart that accurately reflects the corporate structure of the Borrower and such corporate chart shall replace the existing corporate chart attached as Schedule G to the Credit Agreement].

Credit Agreement

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Credit Agreement

CALCULATION WORKSHEET

Leverage Ratio
Consolidated Funded Debt:	$		(A)
Leverage Available Cash			(B)
Net Funded Debt			(A)-(B) = (C)
Rolling EBITDA:	$		(D)
Leverage Ratio (Actual):	$		(C:D)
Leverage Ratio (Max. Permitted):		[•]: 1
Compliance [Yes]/[No]

Credit Agreement

SCHEDULE C

FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the credit agreement dated as of May 27, 2021 (as amended, restated, modified or supplemented to the date hereof, the “Credit Agreement”), between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”), as amended to the date hereof. Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement with respect to the RT Facility (the “Facility”) as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Facility as in effect on the Effective Date, the credit extended by the Assignor under the Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Facility).

(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Company or the performance or observance by the Companies of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this

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Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

(d)	The Assignee hereby agrees to the specific Individual Commitment under the Facility of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address

Attention:
Telefax:

Credit Agreement

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE TORONTO-DOMINION BANK, as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE TORONTO-DOMINION BANK, as Swingline Lender

By:
Name:
Title:

By:
Name:
Title:

1THE TORONTO-DOMINION BANK, as Issuing Lender

By:
Name:
Title:

By:
Name:
Title:

1 If required. See Section 15.5(c)

Credit Agreement

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

CI FINANCIAL CORP.

By:
Name:
Title:

Credit Agreement

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO:	The Toronto-Dominion Bank, as Administrative Agent

The Toronto-Dominion Bank

TD North Tower

77 King St. West, 26th Floor

Toronto, ON M5K 1A2

Attention: Corporate Lending Operations – Agency

Facsimile No.: (416) 982-5535

Email: TDSAgencyAdmin@tdsecurities.com

RE:      Credit Agreement dated as of May 27, 2021, as amended, restated, modified, supplemented or replaced from time to time (the “Credit Agreement”) between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the RT Facility on [date of drawdown] as follows:

Availment Option:

Amount:

Currency:

If ~~LIBOR~~Term Benchmark Loan, Interest Period:

If Bankers’ Acceptance, term:

If Letter, (a copy being attached hereto):

Type of Letter (Financial or Non-Financial):

Date of Issuance:

Named Beneficiary:

Maturity Date:

Amount:

Other Terms:

Credit Agreement

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date hereof except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, 20___.

CI FINANCIAL CORP.

By:
Name:
Title:

Credit Agreement

SCHEDULE E

FORM OF ROLLOVER NOTICE

TO:                   The Toronto-Dominion Bank, as Administrative Agent

The Toronto-Dominion Bank

TD North Tower

77 King St. West, 26th Floor

Toronto, ON M5K 1A2

Attention: Corporate Lending Operations – Agency

Facsimile No.: (416) 982-5535

Email: TDSAgencyAdmin@tdsecurities.com

RE:	Credit Agreement dated as of May 27, 2021, as amended, restated, modified, supplemented or replaced from time to time (the “Credit Agreement”) between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under RT Facility on [date of rollover] as follows:

~~LIBOR~~Term Benchmark Loans

Maturity Date of Maturing ~~LIBOR~~Term Benchmark Loan
Principal Amount of ~~LIBOR~~Term Benchmark Loan	$
Portion Thereof to be Replaced	$
Interest Period of new ~~LIBOR~~Term Benchmark Loan		months

Bankers’ Acceptances

Maturity Date of Maturing B/As
Face Amount of Maturing B/As	$
Portion Thereof to be Replaced	$
Term of New B/As		months

No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and

Credit Agreement

the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date hereof except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

CI FINANCIAL CORP.

By:
Name:
Title:

Credit Agreement

SCHEDULE F

FORM OF CONVERSION NOTICE

TO:                       The Toronto-Dominion Bank, as Administrative Agent

The Toronto-Dominion Bank

TD North Tower

77 King St. West, 26th Floor

Toronto, ON M5K 1A2

Attention: Corporate Lending Operations – Agency

Facsimile No.: (416) 982-5535

Email: TDSAgencyAdmin@tdsecurities.com

RE:	Credit Agreement dated as of May 27, 2021, as amended, restated, modified, supplemented or replaced from time to time (the “Credit Agreement”) between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the RT Facility on [date of conversion] as follows:

Converting From		Converting Into

Prime Rate Loan		Prime Rate Loan

Principal amount of Prime Rate Loan to be converted	$_____________	Principal amount of new Prime Rate Loan	$____________

Bankers’ Acceptances		Bankers’ Acceptances

Maturity date of maturing BAs	_______________	Face amount of new BAs	$____________

Face amount of of maturing BAs	$_______________	Term of new BAS	______ days

Portion thereof to Be converted	$_______________

~~LIBOR~~Term Benchmark Loan		~~LIBOR~~Term Benchmark Loan

Credit Agreement

Maturity date of maturing ~~LIBOR~~Term Benchmark Loans	_______________	Principal amount of new ~~LIBOR~~Term Benchmark Loans	$____________

Principal amount of		Interest Period of new ~~LIBOR~~Term Benchmark Loans	______ months
$_______________
of maturing ~~LIBOR Loan~~Term Benchmark Loans

Portion thereof to Be converted	$_______________
Base Rate Canada Loan		Base Rate Canada Loan

Principal amount of Base Rate Canada Loan to be converted	$_____________	Principal amount of new Base Rate Canada Loan	$____________

No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date hereof except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

CI FINANCIAL CORP.

By:
Name:
Title:

Credit Agreement

SCHEDULE G

CORPORATE STRUCTURE

[Redacted: Corporate Structure.]

Credit Agreement

SCHEDULE H

APPLICABLE MARGIN

[Redacted: Applicable Margin.]

Credit Agreement

SCHEDULE I

REPLACEMENT LENDER AGREEMENT

Reference is made to the credit agreement dated as of May 27, 2021 (as such agreement may be amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”) between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 8.3(d) of the Credit Agreement, the Borrower wishes to designate the Replacement Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <*> (the “Replacement Lender”), hereby agree as follows:

1.	The Credit Agreement shall, henceforth from the date of the execution and delivery of this Replacement Lender Agreement but subject always to Section 8.3(f) and 8.3(g) of the Credit Agreement, be read and construed as if the Replacement Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below.

Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Replacement Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Replacement Lender Agreement to the intent that this Replacement Lender Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Individual Commitment with respect to the RT Facility of the Replacement Lender shall be $<*> and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The Replacement Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.	The Replacement Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Replacement Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.	This Replacement Lender Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall

Credit Agreement

constitute but one and the same instrument. Transmission of an executed signature page of this Replacement Lender Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

6.	This Replacement Lender Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Replacement Lender Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

CI FINANCIAL CORP., as Borrower	<*>, as Replacement Lender

By:	By:
Name:	Name:
Title:	Title:

By:	By:
Name:	Name:
Title:	Title:

THE TORONTO-DOMINION BANK, as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

Credit Agreement

SCHEDULE J

ACCORDION NOTICE

TO: THE TORONTO-DOMINION BANK, as Agent

I, ___________________, the [•] of CI Financial Inc. (the “CI Financial”), in such capacity and not personally, hereby certify that:

1.	Pursuant to the terms of the Credit Agreement dated as of May 27, 2021 between CI Financial, the lending institutions from time to time parties thereto as Lenders and The Toronto-Dominion Bank, as administrative agent of the Lenders and as the same may be amended, modified, supplemented or replaced from time to time (the “Credit Agreement”), the Borrower hereby requests that the existing aggregate amount of the RT Facility be increased by an aggregate amount of $___________________ (the “Facility Increase”).

CI Financial wishes the Facility Increase be provided by

___________________ [insert name of other Schedule I or II Bank] as to the amount of $___________________; OR the Lenders in accordance with their Pro Rata Share as to the amount of $___________________.

2.	I am the duly appointed [•] of CI Financial and as such I am providing this Accordion Notice for and on behalf of CI Financial pursuant to Section 2.6 of the Credit Agreement.

3.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, Article 10, Article 11 and Article 13 thereof.

4.	To the best of my knowledge, information and belief and after due inquiry, no Default or Event of Default has occurred and is continuing as at the date hereof.

5.	The delivery of this Accordion Notice constitutes a representation and warranty of CI Financial that all representations and warranties of the Companies set forth in Article 10 are true and correct in all respects as of the date the Facility Increase takes effect.

6.	Attached hereto is a pro forma compliance certificate evidencing compliance with Section 11.1(m) immediately following the Facility Increase.

Credit Agreement

Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this ______ day of _____________, _____.

[Name]
[•]

Credit Agreement

SCHEDULE K

REIMBURSEMENT INSTRUMENT

TO:	The Toronto-Dominion Bank, as Administrative Agent

The Toronto-Dominion Bank
66 Wellington St. West, 9th Floor
Toronto, ON M5K 1A2

Attention: Loan Syndications – Agency
Email: TD.LoanSyndications-Agency@tdsecurities.com

RE:	Credit Agreement dated as of May 27, 2021 (as amended, restated, supplemented or otherwise modified to the date hereof, the “Credit Agreement”) between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the _______ day of ________________, ______.

[NAME OF SUBSIDIARY]

By:

By:

Credit Agreement

SCHEDULE L

FORM OF PREPAYMENT NOTICE

The Toronto-Dominion Bank, as Administrative Agent

The Toronto-Dominion Bank

TD North Tower

77 King St. West, 26th Floor

Toronto, ON M5K 1A2

Attention: Corporate Lending Operations – Agency

Facsimile No.: (416) 982-5535

Email: TDSAgencyAdmin@tdsecurities.com

RE:	Credit Agreement dated as of May 27, 2021, as amended, restated, modified, supplemented or replaced from time to time (the “Credit Agreement”) between CI Financial Corp., as borrower, the Lenders named therein and The Toronto-Dominion Bank, as administrative agent of the Lenders. ll words used in this Repayment Notice which are defined or given extended meanings in the Credit Agreement have the respective meanings attributed to them in the Credit Agreement

Notice is hereby given in accordance with Section _____ of the Credit Agreement that the undersigned intends to repay the __________ under the RT Facility [which has AN Interest Period expiring on ________________, _______] in the amount of [CAD/USD]_______________ on _______________, ______.

DATED this___ day of ___________, ____.

CI FINANCIAL CORP.

By:
Name:
Title:

By:
Name:
Title:

Credit Agreement